10/2

06017226

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSCRBC Information Systems

*CURRENT ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34864 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/2/06

RBC

~~OAO~~ OJSC RBC Information Systems

AR/S
12-31-05

THINK GLOBALLY



Appendix A.
CONSOLIDATED FINANCIAL STATEMENTS

•

for the year ended 31 December 2005

Moscow 2006
OAO RBC Information Systems

CONTENTS

Independent Auditors' Report

To the shareholders of OAO RBC Information Systems

We have audited the accompanying consolidated balance sheet of OAO RBC Information Systems (the "Company") and its subsidiaries (the "Group") as at 31 December 2005, and the related consolidated statements of income, changes in equity and cash flows for the year then ended.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw your attention to the fact that the USD amounts in the accompanying consolidated financial statements, which are presented solely for the convenience of users as described in note 2(d) and do not form a part of the consolidated financial statements, are unaudited.

KPMG Limited

30 June 2006

KPMG Limited, a company incorporated under the Guernsey Companies Act, is a member firm of KPMG International, a Swiss cooperative.

KPMG Limited
11 Gogolevsky Boulevard
Moscow 119019 Russia
Telephone +7 (495) 937 4477
Fax +7 (495) 937 4400/99
Internet www.kpmg.ru

	Note	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Revenues	6	3,149,764	2,212,872	109,433	76,883
Cost of sales		(2,089,317)	(1,479,852)	(72,590)	(51,415)
Gross profit		1,060,447	733,020	36,843	25,468
Other income	7	5,983	4,749	208	165
Distribution expenses		(339,588)	(268,881)	(11,798)	(9,342)
Administrative expenses	8	(162,479)	(166,073)	(5,645)	(5,770)
Taxes, other than on profit		(7,263)	(4,451)	(252)	(155)
Other expenses	9	(28,295)	(8,749)	(983)	(304)
Financial income	11	145,785	128,000	5,065	4,447
Financial expenses	11	(99,929)	(77,064)	(3,472)	(2,677)
Profit before tax		574,661	340,551	19,966	11,832
Income tax benefit/ (expense)	12	24,211	(51,585)	841	(1,792)
Net profit for the year		598,872	288,966	20,807	10,040

Basic and diluted earnings per share	24				
		RUR	RUR	USD*	USD*
Basic earnings per share		5.22	2.80	0.18	0.10
Diluted earnings per share		5.06	2.79	0.18	0.10

The consolidated financial statements were approved on 30 June 2006:

Chief Executive Officer
German Kaplun

Chief Financial Officer
Dmitry Belik

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

	Note	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
ASSETS					
Non-current assets					
Property, plant and equipment	13	573,886	660,991	19,939	22,965
Intangible assets	14	683,031	331,273	23,732	11,511
Loans	15	33,205	4,440	1,154	154
Other assets	16	37,687	10,990	1,309	382
Lease receivables		9,713	-	337	-
		1,337,522	1,007,694	46,471	35,012
Current assets					
Other investments	17	301,869	504,024	10,488	17,511
Loans	15	26,672	77,832	926	2,704
Inventories	19	20,282	85,984	705	2,987
Trade and other receivables	20	872,690	977,084	30,320	33,947
Cash and cash equivalents	21	1,367,674	569,476	47,518	19,785
		2,589,187	2,214,400	89,957	76,934
Total assets		3,926,709	3,222,094	136,428	111,946

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

	Note	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
EQUITY AND LIABILITIES					
Equity	22				
Share capital		149	149	5	5
Share premium		1,492,929	1,464,267	51,870	50,874
Treasury shares		(89,837)	(3,573)	(3,121)	(124)
Retained earnings		1,360,448	761,576	47,267	26,460
Total equity		2,763,689	2,222,419	96,021	77,215
Non-current liabilities					
Loans and borrowings	23	304,556	322,563	10,581	11,207
Deferred tax liabilities	18	85,489	112,329	2,971	3,902
		390,045	434,892	13,552	15,109
Current liabilities					
Loans and borrowings	23	175,440	40,731	6,095	1,415
Trade and other payables	25	587,983	500,168	20,428	17,378
Income tax payable		9,552	23,884	332	829
		772,975	564,783	26,855	19,622
Total equity and liabilities		3,926,709	3,222,094	136,428	111,946

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
OPERATING ACTIVITIES				
Net profit for the year	598,872	288,966	20,807	10,040
Adjustments for:				
Depreciation and amortisation	324,021	259,414	11,258	9,012
Unrealised foreign exchange loss/(gain)	3,242	(9,761)	113	(339)
Loss/(gain) on disposal of property, plant and equipment	6,512	(880)	226	(31)
Gain on disposal of investments, net	(90,908)	(58,615)	(3,158)	(2,036)
Revaluation to fair value of investments held for trading	(14,869)	(10,609)	(517)	(369)
Discount on transfer of debt	3,711	-	129	-
Interest expense	66,496	77,064	2,310	2,677
Interest income	(35,893)	(34,980)	(1,247)	(1,215)
Income tax (benefit)/expense	(24,211)	51,585	(841)	1,792
Operating profit before changes in working capital and provisions	836,973	562,184	29,080	19,531
(Decrease)/increase in inventories	65,702	(63,329)	2,283	(2,200)
(Decrease)/increase in trade and other receivables	90,970	(679,828)	3,161	(23,619)
(Decrease)/increase in trade and other payables	(164,261)	109,063	(5,707)	3,789
Cash flows from/(utilised by) operations before income taxes and interest paid	829,384	(71,910)	28,817	(2,499)
Income taxes paid	(26,238)	(12,558)	(912)	(436)
Interest paid	(55,909)	(53,809)	(1,942)	(1,870)
Cash flows from/(utilised by) operating activities	747,237	(138,277)	25,963	(4,805)

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	42,940	33,171	1,491	1,153
Proceeds from disposal of investments	1,949,600	7,874,363	67,736	273,581
Loans granted	(35,555)	(82,272)	(1,235)	(2,858)
Repayment of loans granted	57,950	108,993	2,013	3,786
Interest received	28,670	28,267	996	982
Acquisition of property, plant and equipment	(138,265)	(129,318)	(4,804)	(4,493)
Acquisition of intangible assets	(363,898)	(225,997)	(12,6 43)	(7,852)
Acquisition of investments	(1,634,445)	(8,302,430)	(56,786)	(288,454)
Acquisition of investment contracts	(26,697)	(4,760)	(927)	(165)
Cash flows utilised in investing activities	(119,700)	(699,983)	(4,159)	(24,320)
FINANCING ACTIVITIES				
Proceeds from issue of share capital, net of transaction costs	-	793,105	-	27,555
Proceeds from borrowings	173,893	296,978	6,042	10,318
Prepayment for shares issued in 2006	116,113	-	4,034	-
Acquisition of treasury shares	(237,309)	(749,216)	(8,245)	(26,030)
Repayment of borrowings	(71,020)	(110,994)	(2,467)	(3,856)
Proceeds from sale of treasury shares	188,984	754,313	6,565	26,207
Cash flows from financing activities	170,661	984,186	5,929	34,194
Net increase in cash and cash equivalents	798,198	145,926	27,733	5,069
Cash and cash equivalents at beginning of year	569,476	423,550	19,785	14,716
Cash and cash equivalents at end of year (note 21)	1,367,674	569,476	47,518	19,785

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

Consolidated Statement of Changes in Equity as at 31 December 2005

'000 RUR	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2004	134	679,847	-	472,610	1,152,591
Net profit for the year	-	-	-	288,966	288,966
Warrants exercised	-	(17,317)	-	-	(17,317)
Shares issued	15	807,683	-	-	807,698
Transaction costs	-	(14,616)	-	-	(14,616)
Surplus on issue of treasury shares	-	8,670	-	-	8,670
Treasury shares acquired	-	-	(749,216)	-	(749,216)
Treasury shares sold, net of tax	-	-	745,643	-	745,643
Balance at 31 December 2004	149	1,464,267	(3,573)	761,576	2,222,419

'000 RUR	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2005	149	1,464,267	(3,573)	761,576	2,222,419
Net profit for the year	-	-	-	598,872	598,872
Treasury shares acquired	-	-	(237,309)	-	(237,309)
Treasury shares sold, net of tax	-	29,377	150,330	-	179,707
Warrants exercised	-	(715)	715	-	-
Balance at 31 December 2005	149	1,492,929	(89,837)	1,360,448	2,763,689

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

'000 USD*	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2004	5	23,620	-	16,420	40,045
Net profit for the year	-	-	-	10,040	10,040
Warrants exercised	-	(602)	-	-	(602)
Shares issued	-	28,062	-	-	28,062
Transaction costs	-	(508)	-	-	(508)
Surplus on issue of treasury shares	-	302	-	-	302
Treasury shares acquired	-	-	(26,030)	-	(26,030)
Treasury shares sold, net of tax	-	-	25,906	-	25,906
Balance at 31 December 2004	5	50,874	(124)	26,460	77,215

'000 USD*	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2005	5	50,874	(124)	26,460	77,215
Net profit for the year	-	-	-	20,807	20,807
Treasury shares acquired	-	-	(8,245)	-	(8,245)
Treasury shares sold, net of tax	-	1,021	5,223	-	6,244
Warrants exercised	-	(25)	25	-	-
Balance at 31 December 2005	5	51,870	(3,121)	47,267	96,021

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 48.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

1 BACKGROUND

(a) Organisation and operations

OJSC RBC Information Systems (the "Company") and its subsidiaries (together referred to as the "Group") comprise Russian open joint stock companies and limited liability as defined in the Civil Code of the Russian Federation, and companies located abroad. The Company was established as an open joint stock company in 2000. The Company's shares are traded in Russia on the Moscow Stock Exchange and Russian Trading System (RTS), and in the United States of America through a Level-1ADR program.

The Company's registered office is Russian Federation, Moscow, Profsoyuznaya street, 78.

The Group's principal activities are advertising, provision of information services, operation of a business TV channel, development and selling software, magazine edition. These services and products are sold mainly in the Russian Federation.

(b) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2 BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs").

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that investments held for trading are stated at fair value; and the carrying amounts of assets, liabilities and equity items in existence at 31 December 2002 include adjustments for the effects of hyperinflation, which were calculated using conversion factors derived from the Russian Federation Consumer Price Index published by the Russian Statistics Agency, GosKomStat. Russia ceased to be hyperinflationary for IFRS purposes as at 1 January 2003.

(c) Functional and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"), which is the Company's functional currency and the currency in which these consolidated financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

(d) Convenience translation

The Company's functional currency is RUR because it reflects the economic substance of the underlying events and circumstances of the Company. In addition to presenting the consolidated financial statements in RUR, supplementary information in USD has been presented for the convenience of users of the consolidated financial statements.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

All amounts in the consolidated financial statements, including comparatives, are translated from RUR to USD at the closing exchange rate at 31 December 2005 of RUR 28.7825 to USD 1. All financial information presented in USD has been rounded to the nearest thousand.

(e) Use of estimates and judgments

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with IFRSs. Actual results could differ from those estimates.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are described in the following notes:

- note 14(b) – estimation of useful lives of intangible assets, and
- note 29 – contingencies.

3 Significant Accounting Policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

(b) Foreign currencies

Transactions in foreign currencies are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to RUR at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to RUR at the foreign exchange rate ruling at the dates the fair values were determined. Foreign exchange differences arising on translation are recognised in the income statement.

(c) Property, plant and equipment

(i) Owned assets

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised if future economic benefits will arise from the expenditure. All other expenditure, including repairs and maintenance expenditure, is recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use.

The estimated useful lives are as follows:

- TV equipment .... 5 years
- Computer equipment .... 5 years
- Office equipment .... 5 years
- Other assets .... 5 years.

(d) Intangible assets

(i) Web-site development costs

Costs relating to the development of web-sites are capitalized if the site is functional in nature (i.e. it is designed to generate revenue from on-line sales).

Expenditure on design, content and appearance of the site is expensed as incurred.

(ii) Software

Acquired software is stated at historical cost less any accumulated amortisation and any impairment losses.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

(iv) Trade marks

Trade marks acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(v) Brands

Brands acquired by the Group in connection with the acquisition of internet resources (see note 14), are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(vi) Other intangible assets

Other intangible assets, which are acquired by the Group and which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

(vii) Amortisation

Intangible assets are amortised on a straight-line basis over their estimated useful lives from the date the asset is available for use. The estimated useful lives are as follows:

- Web-site development costs................ 3 years
- Software.. 3 years
- Capitalised development costs............ 3 years
- Trade marks.. 7 years
- Brands.. 12 years
- Other intangible assets........................ 3 years.

(e) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset.

Investments held for trading are stated at fair value, with any resultant gain or loss recognised in the income statement.

Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period to maturity on an effective interest basis.

The fair value of investments is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(f) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(g) Trade and other receivables

Trade and other receivables are stated at amortised cost less impairment losses.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash held by the broker and call deposits. Cash held by the brokers can be received at any time with a 10 days' notification.

(i) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

An impairment loss is recognised when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the Group's held-to-maturity investments, and loans and receivables, is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a held-to-maturity investment, loan or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(j) Share capital

(i) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is deducted from equity.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(k) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(l) Trade and other payables

Trade and other payables are stated at cost.

(m) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(n) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Revenues

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed.

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Where the Group acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognised is the net amount of commission made by the Group.

Revenue from non-cash transactions is recognised when goods or services are exchanged for dissimilar goods and services. Advertising services involving different media are considered to be dissimilar services. Revenue is measured at the fair value of the goods or services rendered, including any cash or cash equivalents received. However, when goods or services are exchanged for goods and services that are similar in nature and value, the exchange is considered as a transaction that does not generate revenue.

(p) Financial income and expenses

Financial income and expenses comprise interest expense on borrowings, interest income on funds invested, foreign exchange gains and losses, gains and losses on the revaluation and disposal of investments held for trading, and interest and discount on bank promissory notes.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses.

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(q) Operating leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(s) New Standards and Interpretations not yet adopted

A number of new Standards, amendments to Standards and Interpretations are not yet effective as at 31 December 2005, and have not been applied in preparing these consolidated financial statements. Of these pronouncements, potentially the following will have an impact on the Group's operations. The Group plans to adopt these pronouncements when they become effective.

- IFRS 7 *Financial Instruments: Disclosures*, which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's financial instruments.
- Amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures*, which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Parent Company's capital.
- Amendment to IAS 39 *Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions*, which is effective for annual periods beginning on or after 1 January 2006. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item if certain criteria are met.
- Amendment to IAS 39 *Financial Instruments: Recognition and Measurement – The Fair Value Option*, which is effective for annual periods beginning on or after 1 January 2006. The amendment restricts the designation of financial instruments as "at fair value through profit or loss".
- IFRIC 4 *Determining whether an Arrangement contains a Lease*, which is effective for annual periods beginning on or after 1 January 2006. The Interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease.

(t) Changes in classification

During the current year the Group modified the presentation of comparative information in the consolidated statement of cash flows. In the prior year, proceeds from disposal of investments and cash used in the acquisition of investments, proceeds from borrowings and repayment of borrowings were presented net in the consolidated statement of cash flows. In 2005, such items have been presented gross. Presentation of comparative information has been modified accordingly.

4 SEGMENT REPORTING

Segment information is presented in respect of the Group's business. The business segments is based on the Group's management and internal reporting structure.

Inter-segment pricing is not determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

(a) Business segments

The Group comprises the following main business segments:

Core Business. Provision of internet advertising, information services, developing and selling software products.

TV. Operation of business TV channel, as well as related services.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(i) Business segments

'000 RUR	Core business		TV		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	2,451,414	1,737,302	698,350	475,570	-	-	3,149,764	2,212,872
Inter-segment revenue	144,572	84,626	140,510	44,210	(285,082)	(128,836)	-	-
Total revenue	2,595,986	1,821,928	838,860	519,780	(285,082)	(128,836)	3,149,764	2,212,872
Segment result	816,924	772,717	274,163	66,239	(30,181)	(20,127)	1,060,906	818,829
Unallocated expenses							(532,101)	(529,214)
Financial income							145,785	128,000
Financial expenses							(99,929)	(77,064)
Income tax benefit/(expense)							24,211	(51,585)
Net profit for the year							598,872	288,966
Segment assets	2,075,633	2,181,925	610,221	605,061	(421,295)	(301,812)	2,264,559	2,485,174
Unallocated assets							1,662,150	736,920
Total assets							3,926,709	3,222,094

'000 RUR	Core business		TV		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Segment liabilities	813,178	483,557	277,094	343,321	(130,580)	(273,366)	959,692	553,512
Unallocated liabilities							203,328	446,163
Total liabilities							1,163,020	999,675
Depreciation and amortisation	251,708	195,855	86,771	74,481	-	-	338,479	270,336
Capital expenditure	539,194	157,891	113,390	157,226	-	-	625,584	315,117

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

'000 USD*	Core business		TV		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	85,170	60,360	24,263	16,523	-	-	109,433	76,883
Inter-segment revenue	5,023	2,940	4,882	1,536	(9,905)	(4,476)	-	-
Total revenue	90,193	63,300	29,145	18,059	(9,905)	(4,476)	109,433	76,883
Segment result	28,383	26,847	9,525	2,301	(1,048)	(699)	36,860	28,449
Unallocated expenses							(18,487)	(18,387)
Financial income							5,065	4,447
Financial expenses							(3,472)	(2,677)
Income tax benefit/(expense)							841	(1,792)
Net profit for the year							20,807	10,040
Segment assets	72,114	75,807	21,201	21,022	(14,637)	(10,486)	78,678	86,343
Unallocated assets							57,750	25,603
Total assets							136,428	111,946

'000 USD*	Core business		TV		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Segment liabilities	28,253	16,800	9,627	11,928	(4,537)	(9,498)	33,343	19,230
Unallocated liabilities							7,064	15,501
Total liabilities							40,407	34,731
Depreciation and amortisation	8,747	6,805	3,014	2,588	-	-	11,761	9,393
Capital expenditure	18,733	5,486	3,940	5,463	-	-	22,673	10,949

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

5 Changes in the Group structure

(a) Disposal of subsidiary

In the first quarter of 2005 the Group disposed of a 60% subsidiary. Consideration received, financial result and disposed assets and liabilities of this subsidiary were insignificant.

(b) Incorporation of subsidiaries

In 2005 the Group incorporated the following subsidiaries:

	Country of Incorporation	Ownership
OOO Media Business Inform	Ukraine	100%
OOO Mass Media Group	Ukraine	100%
OOO Media Mir	Russian Federation	100%
OOO RBC Media	Russian Federation	100%
OOO MediaLand.ru	Russian Federation	99%
OOO TVR Production	Russian Federation	100%
OOO IPK Media Production	Russian Federation	100%
OOO SMTP Press	Russian Federation	100%
ZAO RBC-TV Moskva	Russian Federation	74%

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

6 Revenues

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Revenues from sale of advertising services	2,187,518	1,380,714	76,002	47,971
Revenues from sale of developed software	843,196	701,787	29,295	24,382
Revenues from sale of information services	119,050	113,199	4,136	3,933
Revenues from other activities	-	17,172	-	597
	3,149,764	2,212,872	109,433	76,883

Revenues settled not by cash amounted to RUR 349,822 thousand / USD* 12,154 thousand (2004: RUR 38,420 thousand / USD* 1,385 thousand).

7 Other income

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Rental income	2,122	3,869	74	134
Gain on disposal of property, plant and equipment	-	880	-	31
Penalties received	1,748	-	61	-
Other operating income	2,113	-	73	-
	5,983	4,749	208	165

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

8 Administrative expenses

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Wages and salaries	(58,576)	(55,334)	(2,035)	(1,922)
Consulting and legal expenses	(21,479)	(37,291)	(745)	(1,296)
Communication	(18,284)	(13,942)	(635)	(484)
Rent	(19,009)	(11,338)	(660)	(394)
Insurance	(3,792)	(10,518)	(132)	(365)
Repair	(4,163)	(6,637)	(145)	(231)
Housing	(4,407)	(6,140)	(153)	(213)
Maintenance of cars	(4,025)	(3,355)	(140)	(117)
Stationary	(1,930)	(1,960)	(67)	(68)
IT outsourced services	(1,722)	(1,707)	(60)	(59)
Other administrative expenses	(25,092)	(17,851)	(873)	(621)
	(162,479)	(166,073)	(5,645)	(5,770)

9 Other expenses

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Bad debts provision	(9,137)	-	(317)	-
Loss on disposal of property, plant and equipment	(6,512)	-	(226)	-
Non-recoverable VAT	(4,529)	-	(157)	-
Discount on transfer of debt (see note 20)	(3,711)	-	(129)	-
Penalties	(2,162)	(2,016)	(75)	(70)
Depository services	(1,304)	(3,982)	(45)	(138)
Other expenses	(940)	(2,751)	(34)	(96)
	(28,295)	(8,749)	(983)	(304)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

10 Total personnel costs

The average number of employees during 2005 was 1,620 (2004: 1,403).

Total personnel costs for the year amounted to RUR 590,837 thousand/ USD* 20,527 thousand (2004: 388,726 thousand RUR/ USD* 13,506 thousand).

11 Financial income and expenses

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Financial income				
Interest income	35,893	34,980	1,247	1,215
Gain on disposal of promissory notes	5,789	58,615	201	2,036
Foreign exchange gain, net	-	12,953	-	450
Gain from trading investments	89,234	10,843	3,100	377
Revaluation to fair value of investments held for trading	14,869	10,609	517	369
	145,785	128,000	5,065	4,447

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Financial expenses				
Interest expense	(66,496)	(77,064)	(2,310)	(2,677)
Foreign exchange loss, net	(24,706)	-	(858)	-
Loss on disposal of investments held for trading	(4,115)	-	(143)	-
Other	(4,612)	-	(161)	-
	(99,929)	(77,064)	(3,472)	(2,677)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

12 Income tax benefit/ (expense)

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Current tax expense				
Current year	(25,033)	(27,933)	(869)	(970)
Overprovided in prior years	22,404	-	779	-
	(2,629)	(27,933)	(90)	(970)
Deferred tax benefit/ (expense)				
Origination and reversal of temporary differences	26,840	(23,652)	931	(822)
	24,211	(51,585)	841	(1,792)

In prior periods, two Group companies recognized a provision of RUR 22,404 thousand/ USD* 778 thousand for potential additional income tax liabilities relating to the tax deductibility of certain expenses, which were under review by the tax authorities. In 2005, tax audits of these subsidiaries were finalized and no additional tax was required to be paid to the budget. Consequently, the Group released the provisions.

The Company's applicable tax rate is 24%. The subsidiaries pay income tax in accordance with the legislative requirements of their tax jurisdictions. For the entities located in Cyprus, the applicable tax rate is the corporate income tax rate of 4.25%.

Subsequent to the balance sheet date there has been a change in the enacted income tax rate in Cyprus from 4.25% to 10%.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

Reconciliation of effective tax rate:

	2005 '000 RUR	%	2004 '000 RUR	%
Profit before tax	574,661	100	340,551	100
Income tax at applicable tax rate	(137,919)	(24)	(81,732)	(24)
Income taxed at lower rates (see note 29(c))	154,537	27	60,467	18
Non-deductible items	(14,811)	(2)	(30,320)	(9)
Overprovided in prior years	22,404	3	-	-
	24,211	4	(51,585)	(15)

	2005 '000 USD*	%	2004 '000 USD*	%
Profit before tax	19,966	100	11,832	100
Income tax at applicable tax rate	(4,792)	(24)	(2,840)	(24)
Income taxed at lower rates (see note 29(c))	5,369	27	2,101	18
Non-deductible items	(515)	(2)	(1,053)	(9)
Overprovided in prior years	779	3	-	-
	841	4	(1,792)	(15)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

13 Property, plant and equipment

'000 RUR	TV equipment	Computer equipment	Office equipment	Other assets	Construction in progress	Total
Cost						
At 1 January 2004	377,424	354,059	20,223	10,853	86,027	848,586
Additions	66,005	53,143	1,762	2,426	5,982	129,318
Disposals	(120)	-	-	(1,387)	(31,396)	(32,903)
Transfers	4,660	1,430	-	-	(6,090)	-
At 31 December 2004	447,969	408,632	21,985	11,892	54,523	945,001
Additions	88,933	38,840	1,430	4,846	4,216	138,265
Disposals	(5,436)	(2,656)	(376)	(2,967)	(39,286)	(50,721)
Transfers	-	-	-	3,747	(3,747)	-
At 31 December 2005	531,466	444,816	23,039	17,518	15,706	1,032,545

'000 RUR	TV equipment	Computer equipment	Office equipment	Other assets	Construction in progress	Total
Depreciation						
At 1 January 2004	(43,979)	(74,912)	(8,431)	(4,545)	-	(131,867)
Depreciation charge	(74,481)	(70,575)	(4,414)	(3,285)	-	(152,755)
Disposals	12	-	-	600	-	612
At 31 December 2004	(118,448)	(145,487)	(12,845)	(7,230)	-	(284,010)
Depreciation charge	(86,771)	(78,728)	(6,125)	(4,294)	-	(175,918)
Disposals	469	-	-	800	-	1,269
At 31 December 2005	(204,750)	(224,215)	(18,970)	(10,724)	-	(458,659)
Net book value						
At 1 January 2004	333,445	279,147	11,792	6,308	86,027	716,719
At 31 December 2004	329,521	263,145	9,140	4,662	54,523	660,991
At 31 December 2005	326,716	220,601	4,069	6,794	15,706	573,886

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

'000 USD*	TV equipment	Computer equipment	Office equipment	Other assets	Construction in progress	Total
Cost						
At 1 January 2004	13,113	12,301	703	377	2,989	29,483
Additions	2,293	1,846	62	84	208	4,493
Disposals	(4)	-	-	(48)	(1,091)	(1,143)
Transfers	162	50	-	-	(212)	-
At 31 December 2004	15,564	14,197	765	413	1,894	32,833
Additions	3,090	1,349	51	168	146	4,804
Disposals	(189)	(92)	(13)	(103)	(1,365)	(1,762)
Transfers	-	-	-	130	(130)	-
At 31 December 2005	18,465	15,454	803	608	545	35,875

'000 USD*	TV equipment	Computer equipment	Office equipment	Other assets	Construction in progress	Total
Depreciation						
At 1 January 2004	(1,528)	(2,603)	(293)	(158)	-	(4,582)
Depreciation charge	(2,588)	(2,452)	(153)	(114)	-	(5,307)
Disposals	-	-	-	21	-	21
At 31 December 2004	(4,116)	(5,055)	(446)	(251)	-	(9,868)
At 1 January 2005	(4,116)	(5,055)	(446)	(251)	-	(9,868)
Depreciation charge	(3,014)	(2,735)	(214)	(150)	-	(6,113)
Disposals	16	-	-	29	-	45
At 31 December 2005	(7,114)	(7,790)	(660)	(372)	-	(15,936)
Net book value						
At 1 January 2004	11,585	9,698	410	219	2,989	24,901
At 31 December 2004	11,448	9,142	319	162	1,894	22,965
At 31 December 2005	11,351	7,664	143	236	545	19,939

(a) Security

Equipment with a carrying amount of RUR 98,171 thousand/ USD* 3,411 thousand (2004: RUR 118,185 thousand/USD* 4,106 thousand) is pledged in security of bank loans (see note 23).

(b) Depreciation

During the year, depreciation of RUR 14,458 thousand/ USD* 503 thousand (2004: RUR 10,922 thousand/ USD* 379 thousand) was capitalised as a part of web-site and development costs.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

14 Intangible assets

'000 RUR	Trade marks	Software	Web site	Capitalised development costs	Brands	Other	Prepayments	Total
Cost								
At 1 January 2004	-	50,464	153,086	179,083	-	-	-	382,633
Additions	51,120	54,360	35,460	59,118	-	36,861	-	236,919
At 31 December 2004	51,120	104,824	188,546	238,201	-	36,861	-	619,552
Additions		66,066	28,543	33,763	374,820	8,252	2,875	514,319
At 31 December 2005	51,120	170,890	217,089	271,964	374,820	45,113	2,875	1,133,871
Amortisation								
At 1 January 2004	-	(5,499)	(65,617)	(99,582)	-	-	-	(170,698)
Amortisation charge	(4,538)	(7,122)	(44,133)	(50,063)	-	(11,725)	-	(117,581)
At 31 December 2004	(4,538)	(12,621)	(109,750)	(149,645)	-	(11,725)	-	(288,279)
Amortisation charge	(7,384)	(33,137)	(41,047)	(62,125)	(2,672)	(16,196)	-	(162,561)
At 31 December 2005	(11,922)	(45,758)	(150,797)	(211,770)	(2,672)	(27,921)	-	(450,840)
Net book value								
At 1 January 2004	-	44,965	87,469	79,501	-	-	-	211,935
At 31 December 2004	46,582	92,203	78,796	88,556	-	25,136	-	331,273
At 31 December 2005	39,198	125,132	66,292	60,194	372,148	17,192	2,875	683,031

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

'000 USD*	Trade marks	Software	Web-site	Capitalised development costs	Brands	Other	Prepayments	Total
Cost								
At 1 January 2004	-	1,753	5,319	6,222	-	-	-	13,294
Additions	1,776	1,889	1,232	2,054	-	1,281	-	8,232
At 31 December 2004	1,776	3,642	6,551	8,276	-	1,281	-	21,526
Additions	-	2,295	992	1,173	13,022	287	100	17,869
At 31 December 2005	1,776	5,937	7,543	9,449	13,022	1,568	100	39,395
Amortisation								
At 1 January 2004	-	(191)	(2,280)	(3,460)	-	-	-	(5,931)
Amortisation charge	(158)	(247)	(1,533)	(1,739)	-	(407)	-	(4,084)
At 31 December 2004	(158)	(438)	(3,813)	(5,199)	-	(407)	-	(10,015)
Amortisation charge	(257)	(1,151)	(1,426)	(2,158)	(93)	(563)	-	(5,648)
At 31 December 2005	(415)	(1,589)	(5,239)	(7,357)	(93)	(970)	-	(15,663)
Net book value								
At 1 January 2004	-	1,562	3,039	2,762	-	-	-	7,363
At 31 December 2004	1,618	3,204	2,738	3,077	-	874	-	11,511
At 31 December 2005	1,361	4,348	2,304	2,092	12,929	598	100	23,732

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(a) Acquisition of internet resources

In 2005 the Group acquired exclusive rights to operate several web sites for RUR 388,563 thousand/ USD*13,500 thousand. The purchase price was allocated among software, databases and brands which comprised the exclusive rights to operate the domain name and audience loyalty. The purchase cost allocation was made based on the assessment of their relative fair values.

(b) Amortisation charge

The amortisation charge for the year is included in "cost of sales".

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

15 Loans

The Group has granted the following loans:

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Non-current				
Loan granted to a related party in 2004, maturing in 2010, at 6% effective interest rate	4,605	4,440	160	154
Loan granted to a related party in 2005, maturing in 2007, at 7.34% effective interest rate	28,600	-	994	-
	33,205	4,440	1,154	154

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Current				
Loan granted to a third party, at 5% effective interest rate	14,777	15,507	513	539
Loans granted to third parties, at 6% effective interest rate	-	40,125	-	1,394
Loans granted to executive directors, at 9.0 -9.75% effective interest rate (see note 30(b))	11,895	8,360	413	290
Loan granted to related parties, at 4% effective interest rate (see note 30(b))	-	13,840	-	481
	26,672	77,832	926	2,704

The loans are at fixed rates of interest, unsecured and not guaranteed by third parties.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

16 Other assets

Other assets in the amount of RUR 37,687 thousand/ USD*1,309 thousand (2004: RUR 10,990 thousand/ USD*382 thousand) include investment contracts for construction of apartments in residential buildings in Moscow and Moscow region and are stated at their purchase cost. The Group management assessed their fair value as at 31 December 2005 to be RUR 55,090 thousand/ USD*1,914 thousand. The fair value has bêen determined with reference to the market prices.

17 Other investments

	2005	2004	2005	2004
	[illegible]	[illegible]	[illegible]	[illegible]
Current				
Investments held for trading	64,253	166,295	2,232	5,778
Bank promissory notes held to maturity	237,616	337,729	8,256	11,733
	301,869	504,024	10,488	17,511

Investments held for trading with a carrying amount of RUR 64,253 thousand/ USD*2,232 thousand include shares and promissory notes of Russian companies and are stated at their fair values, which were determined by reference to their quoted market prices. These investments are listed on the RTS and Moscow Stock Exchange.

The bank promissory notes were issued with a discount of up to 3.5% and were redeemed in January and February 2006.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

18 Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 RUR	Assets		Liabilities		Net	
	2005	2004	2005	2004	2005	2004
Property, plant and equipment	6,337	-	(61,934)	(70,259)	(55,597)	(70,259)
Intangible assets	-	-	(42,100)	(38,719)	(42,100)	(38,719)
Trade and other receivables	-	1,199	(12,498)	-	(12,498)	1,199
Investments	-	-	(1,130)	-	(1,130)	-
Loans and borrowings	-	-	-	(5,549)	-	(5,549)
Trade and other payables	-	999	-	-	-	999
Prepaid expenses	12,642	-	(2,353)	-	10,289	-
Tax loss carry-forwards	15,547	-	-	-	15,547	-
Tax assets/(liabilities)	34,526	2,198	(120,015)	(114,527)	(85,489)	(112,329)
Set off of tax	-	-	-	-	-	-
Net tax assets/(liabilities)	34,526	2,198	(120,015)	(114,527)	(85,489)	(112,329)

'000 USD*	Assets		Liabilities		Net	
	2005	2004	2005	2004	2005	2004
Property, plant and equipment	220	-	(2,152)	(2,441)	(1,932)	(2,441)
Intangible assets	-	-	(1,463)	(1,345)	(1,463)	(1,345)
Trade and other receivables	-	42	(434)	-	(434)	42
Investments	-	-	(39)	-	(39)	-
Loans and borrowings	-	-	-	(193)	-	(193)
Trade and other payables	-	35	-	-	-	35
Prepaid expenses	439	-	(82)	-	357	-
Tax loss carry-forwards	540	-	-	-	540	-
Tax assets/(liabilities)	1,199	77	(4,170)	(3,979)	(2,971)	(3,902)
Set off of tax	-	-	-	-	-	-
Net tax assets/(liabilities)	1,199	77	(4,170)	(3,979)	(2,971)	(3,902)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(b) Movement in temporary differences during the year

'000 RUR	1 January 2004	Recognised in income	31 December 2004
Property, plant and equipment	(61,471)	(8,788)	(70,259)
Intangible assets	(29,493)	(9,226)	(38,719)
Inventories	(2,394)	2,394	-
Trade and other receivables	1,505	(306)	1,199
Loans and borrowings	(3,956)	(1,593)	(5,549)
Trade and other payables	6,276	(5,277)	999
Tax value of loss carry-forwards recognised	856	(856)	-
	(88,677)	(23,652)	(112,329)

'000 RUR	1 January 2005	Recognised in income	31 December 2005
Property, plant and equipment	(70,259)	14,662	(55,597)
Intangible assets	(38,719)	(3,381)	(42,100)
Trade and other receivables	1,199	(13,697)	(12,498)
Loans and borrowings	(5,549)	5,549	-
Investments	-	(1,130)	(1,130)
Trade and other payables	999	(999)	-
Prepaid expenses	-	10,289	10,289
Tax value of loss carry-forwards recognised	-	15,547	15,547
	(112,329)	26,840	(85,489)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

'000 USD*	1 January 2004	Recognised in income	31 December 2004
Property, plant and equipment	(2,135)	(306)	(2,441)
Intangible assets	(1,024)	(321)	(1,345)
Inventories	(83)	83	-
Trade and other receivables	52	(10)	42
Loans and borrowings	(137)	(56)	(193)
Payables	218	(183)	35
Tax value of loss carry-forwards recognised	29	(29)	-
	(3,080)	(822)	(3,902)

'000 USD*	1 January 2005	Recognised in income	31 December 2005
Property, plant and equipment	(2,441)	509	(1,932)
Intangible assets	(1,345)	(118)	(1,463)
Trade and other receivables	42	(476)	(434)
Loans and borrowings	(193)	193	-
Investments	-	(39)	(39)
Trade and other payables	35	(35)	-
Prepaid expenses	-	357	357
Tax value of loss carry-forwards recognised	-	540	540
	(3,902)	931	(2,971)

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

19 Inventories

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Raw materials and consumables	7,947	7,908	276	275
Work in progress	494	-	17	-
Goods for resale	11,841	78,076	412	2,712
	20,282	85,984	705	2,987

20 Trade and other receivables

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Trade accounts receivable **(a)**	477,628	537,904	16,593	18,689
Prepayments	172,886	124,196	6,007	4,315
VAT receivable	62,909	82,759	2,186	2,875
Prepayments for the shares (see note 32)	40,852	-	1,419	-
Deferred expenses	17,121	5,538	595	192
Interest receivable	14,786	9,122	514	317
Short term lease receivable	2,003	-	70	-
Other receivables **(b)**	93,642	217,565	3,253	7,559
	881,827	977,084	30,637	33,947
Provision for doubtful debtors	(9,137)	-	(317)	-
	872,690	977,084	30,320	33,947

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(a) Non-cash transactions

At 31 December 2005 it is anticipated that trade accounts receivable amounting to RUR 30,179 thousand/ USD* 1,049 thousand (2004: RUR 7,378 thousand/ USD* 256 thousand) will be settled through the exchange of services rather than in cash.

(b) Other receivables

In July 2005, bank accounts of several Group companies with the cash balances of RUR 74,813 thousand/ USD* 2,599 thousand were frozen in a Russian bank due to withdrawal of its license. The Group has entered in a preliminary agreement with a third party to transfer the right to claim the debts from the bank at a discount of RUR 3,711 thousand/ USD* 129 thousand (see note 9). The third party is a construction company, a subsidiary of a company providing brokerage services to the Group. Since the arrangements have not been agreed in terms of form and kind of settlement, the deal has not been finalised and is secured with the pledge of apartments located in the center of Moscow, transferred to the ownership of this construction company. As at 31 December 2005 the market value of the apartments exceeded the value of the frozen cash. The related receivable balance of RUR 71,102 thousand/ USD*2,470 thousand is included in other receivables.

21 Cash and cash equivalents

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Cash in bank and on-hand	917,714	129,969	31,885	4,515
Deposits	57,565	-	2,000	-
Cash held by brokers	392,395	439,507	13,633	15,270
Cash and cash equivalents in the statement of cash flows	1,367,674	569,476	47,518	19,785

Cash held by brokers represents cash expected to be used for the purchase of trading investments. This cash could be received by the Group with a 10 days' notification.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

22 Equity

(a) Share capital and share premium

Number of shares unless otherwise stated	Ordinary shares 2005	Ordinary shares 2004
Authorised shares	115 000 000	115 000 000
Par value	RUR 0.001	RUR 0.001
On issue at beginning of year	115 000 000	115 000 000
Issued for cash	-	-
On issue at end of year, fully paid	115 000 000	115 000 000

(b) Treasury shares

At the balance sheet date the Group held 580,800 (2004: 150,000) of its own shares.

(c) Dividends

In accordance with Russian legislation the Parent Company's distributable reserves are limited to the balance of accumulated retained earnings as recorded in the Parent Company's statutory financial statements prepared in accordance with Russian Accounting Principles. As at 31 December 2005, the Parent Company had accumulated retained earnings, including the profit for the current year, of RUR 253 thousand/ USD* 9 thousand.

(d) ADR issue

The Group established a Level-1 ADR program (ticker symbol: RINFY, CUSIP number: 75523Q102) for its common stock on 24 March 2005 through Bank of New York. One ADR represents four ordinary shares. ADRs are tradable on the OTC market. The main goal of the issue is to enable international retail and institutional investors to participate in the share capital of the Company. As of 31 December 2005, 11,937,928 of the Company's shares were reserved for ADR in depositary by Bank of New York.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

23 Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 27.

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Non-current				
Secured bank loans	160,644	154,883	5,581	5,381
Unsecured borrowings	143,912	-	5,000	-
Unsecured bonds issue	-	167,680	-	5,826
	304,556	322,563	10,581	11,207
Current				
Current portion of secured bank loans	-	31,052	-	1,079
Unsecured borrowings	-	9,679	-	336
Unsecured bonds issue	175,440	-	6,095	-
	175,440	40,731	6,095	1,415

The secured bank loans are received from KB OOO Moskommerzbank. The bank loans are denominated in USD and have an effective interest rate of 13.25%. They are secured by TV equipment with a carrying amount of RUR 98,171 thousand/ USD* 3,411 thousand (see note 13(a)) and 3,661,774 shares of the Company pledged by shareholders (see note 30). The loans mature in 2009.

The unsecured bank loan is received from ABN-AMRO Bank. The loan is denominated in USD and has an interest rate LIBOR + 5%. The loan matures in 2007.

In February 2003, the Group issued long term 15.25% bonds with a par value of USD 3.2 million and EUR 2.5 million and a maturity date of February 2006. The bonds have an effective interest rate of 19.25%. Subscribers to the bonds received a warrant to acquire 10,000 shares in the Company for every bond held exercisable at any time after a 12 month period from issue of the bonds. The warrant exercise price is nil. Following their issue, the warrants are detachable from the bonds. At 31 December 2005 there are 12 warrants unexercised, equal to 120,000 shares. The interest on the bonds is payable on 30 June and 31 December in each year starting from 30 June 2003.

In February 2006 the Group repaid the bonds in full. Subsequent to 31 December 2005 the Group additionally redeemed 3 warrants.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

24 Earnings per share

The calculation of basic earnings per share as at 31 December 2005 was based on the net profit for the year and the weighted average number of ordinary shares outstanding during the year of 114,717 thousand (2004: 103,347 thousand) calculated as follows:

In thousands of shares	2005	2004
Issued shares at 1 January	115,000	100,000
Effect of own shares held	(150)	(403)
Effect of warrants exercised in February	28	-
Effect of shares issued in October	-	3,750
Effect of shares acquired in November	(161)	-
Weighted average number of shares at 31 December	114,717	103,347

The weighted average number of potentially dilutive shares (share options and warrants) of 3,623,295 (2004: 402,500) was taken into account in the calculation of diluted earnings per share. The weighted average number of ordinary shares including dilutive potential shares outstanding during 2005 of 118,340 thousand (2004: 103,750 thousand) was calculated as follows:

In thousands of shares	2005	2004
Issued shares at 1 January	115,000	100,000
Effect of own shares held	(150)	(403)
Effect of potentially dilutive shares	3,623	403
Effect of warrants exercised in February	28	-
Effect of shares issued in October	-	3,750
Effect of shares acquired in November	(161)	-
Weighted average number of shares at 31 December	118,340	103,750

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

25 Trade and other payables

	2005 '000 RUR	2004 '000 RUR	2005 '000 USD*	2004 '000 USD*
Trade accounts payable **(a)**	217,645	165,707	7,561	5,757
Advances received for additional shares **(b)**	116,113	-	4,034	-
Advances received	73,704	40,348	2,561	1,402
Accounts payable to shareholders **(c)**	-	135,070	-	4,693
Other taxes payable	1,081	-	38	-
Other payables and accrued expenses	179,440	159,043	6,234	5,526
	587,983	500,168	20,428	17,378

(a) Non-cash transactions

At 31 December 2005 it is anticipated that trade accounts payable amounting to RUR 21,222 thousand/ USD* 737 thousand (2004: RUR 29,645 thousand/ USD* 1,030 thousand) will be settled through the exchange of services rather than in cash.

(b) Advances received for additional shares

In 2005 the Group received RUR 116,113 thousand/ USD* 4,034 thousand from the existing shareholders of the Company for the shares additionally issued in 2006 (see note 32).

(c) Accounts payable to shareholders

In 2004 the shareholders transferred to the Group shares of the Company amounting to RUR 135,070 thousand/ USD* 4,693 thousand. The Group used the shares to exercise conversion of bonds issued in 2001. In 2005 the Group settled the payable to the shareholders in cash (see note 30).

26 Share options

In July 2002, the compensation committee of the Group set up an option program for the members of the Board of Directors and senior management.

Under this program within a 3-year period the members of the Board of directors subject to their service had an option to purchase maximum 3,250,000 shares for 130% of the USD 0.83 share price at which the Company's ordinary shares were initially offered to the public in April 2002.

In addition, under this program senior managers have right to receive 1,260,000 shares subject to their 3-year period of service with the Group. The share options granted to the senior managers are exercisable for no consideration.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

As at 31 December 2005 the market quote of the shares was USD 6.95 per share (2004: USD 2.61 per share).

In 2005 the compensation committee approved the final number of shares to be granted to each participant in the program based on their service period: 2,750,000 shares to the Board of Directors and 1,260,000 shares to the senior managers. The options are intended to be exercised in 2006.

At present the Group does not have a share option program for the middle management but the Board of Directors is considering such a program.

27 Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

(a) Credit risk

The Group does not require collateral in respect of financial assets. The Group works with a majority of its customers on prepayment terms. Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

At the balance sheet date there have been a significant concentration of credit risk represented by the cash frozen in a Russian bank (see note 20).

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). The interest rate and terms of repayment of loans are disclosed in note 23. The Group borrows on both a fixed and variable interest rate basis. Variable interest rate loans and borrowings are re-priced on a monthly basis.

Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings, management uses its judgement to decide whether it believes that a fixed or variable rate would be more appropriate to the Group over the expected period to maturity.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the Russian Rouble. The currencies giving rise to this risk are primarily USD and Euro. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

The Group estimates the fair value of its financial assets and liabilities to not be materially different from their current values. The estimate of fair value is intended to approximate the amount at which the instruments could be exchanged in a current transaction between willing parties, and is subject to management judgment and economic uncertainties.

The fair value of investments is discussed in note 17.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

28 Commitments

The Group has entered into a contract to purchase computer equipment for RUR 15,423 thousand/ USD* 535 thousand (2004: nil).

29 Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Litigation

The Group is defending a lawsuit from ZAO "Business News Media" and OOO "Baltic News Media" relating to an alleged breach of the authors rights by the Group. The plaintiffs are seeking damages of RUR 285 million/ USD* 9.9 million. In the opinion of management, after taking appropriate legal advice, the Group should be successful in defending this action. No provision for this litigation has been done in these consolidated financial statements as management believes that it is possible, but not probable, that an outflow of economic benefits will be required.

(c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronounce-ments and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

The Group has entered into transactions with various intermediaries in which it does not hold any direct or indirect equity interest. The methods used by these entities to reduce taxes may be challenged by the tax authorities as they may view these methods as not being fully in compliance with the applicable tax legislation. Due to existing tax authorities' practice, this may result in additional tax risks for the Group. Should these intermediaries be suc-

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

cessfully challenged, the Group may become liable to additional tax payments, although management of these entities is primarily responsible for the correctness and timeliness of the entities' tax payments.

The Group has a number of foreign subsidiaries. Structuring its operations through revenue and expense allocation arrangements among Group companies in different jurisdictions results in reduction of its overall tax liabilities, which may be challenged by the tax authorities of the Russian Federation. Should such challenge be successful, this would result in the income of foreign subsidiaries being taxed in Russia (see note 12).

The Group uses various remuneration plans for employees' compensation. Some of these may be challenged by the tax authorities of the Russian Federation for consistency with the applicable tax legislation. Should such challenge be successful, additional payments of related taxes may be imposed on the Group.

Based on the facts available and analysis of the current tax practice and legislation, no provisions for potential tax liabilities have been made in these consolidated financial statements, as management believes that it is possible, but not probable, that an outflow of economic benefits will be required to settle such obligations.

Management has determined that it is not practicable to estimate the financial effect of potential tax liabilities, in respect of current and previous years, which ultimately could be imposed on the Group. However, if such liabilities were imposed, the amounts involved, including penalties and interest, could be material.

30 Related party transactions

(a) Control relationships

The Group has a controlling relationship with all of its subsidiaries (see note 31 for a list of significant subsidiaries).

Three top managers of the Group, German Kaplun, Alexander Morgulchik, Dmitry Belik, being major shareholders, have the power to direct transactions of the Group at their own discretion and for their own benefit. They also have a number of other business interests outside of the Group.

(b) Transactions with management and close family members

(i) Management remuneration

During the year key management received the remuneration in the form of salaries and bonuses in amount of RUR 10,459 thousand/ USD* 363 thousand (2004: RUR 8,488 thousand/ USD* 295 thousand) which are included in personnel costs (see note 10). Additionally, in 2005 there was an option program in place to remunerate key management (see note 26).

(ii) Other transactions

The Group has current loans granted to executive directors of RUR 11,895 thousand/ USD* 413 thousand (2004: RUR 8,360 thousand/ USD* 290 thousand) and a non-current loan granted to non-executive director of RUR 4,605 thousand/ USD* 160 thousand (2004: RUR 4,440 thousand/ USD* 154 thousand) (see note 15).

As at 31 December 2004, the Group granted loans of RUR 13,840 thousand/ USD* 481 thousand to certain of its related parties at an effective interest rate of 4% (see note 15). The loans were secured by pledge of apartments in Mos-

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

cow. In 2005 the Group sold the apartments to a third party not on an arm-length basis. In 2005 the Group has also transacted with the third party in relation to the cash frozen in a bank (see note 20).

In 2005 the Group paid to the executive directors RUR 135,070 thousand/ USD* 4,693 thousand for the Company's shares transferred by the directors to the Group in 2002-2003 (see note 25).

Additionally, executive directors have pledged 3,661,774 shares (2004: 3,661,774 shares) of the Company as security for a non-current bank loan (see note 23).

(c) Transactions with other related parties

The Group's other related party transactions are disclosed below.

'000 RUR	Transaction value 2005	Outstanding balance 2005	Transaction value 2004	Outstanding balance 2004
Advertising services provided	238,625	12,261	-	-
Programming services provided	3,549	-	-	-
Loans granted (see note 15)	28,765	33,205	18,280	4,440
Purchase of IT services	61,229	40,296	10,169	-
Purchase of advertising services	213,366	-	49,709	-

'000 USD*	Transaction value 2005	Outstanding balance 2005	Transaction value 2004	Outstanding balance 2004
Advertising services provided	8,290	426	-	-
Programming services provided	123	-	-	-
Loans granted (see note 15)	999	1,154	635	154
Purchase of IT services	2,127	1,400	353	-
Purchase of advertising services	7,413	-	1,727	-

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

All outstanding balances with related parties arising from the services provided or purchases of goods and services are to be settled in cash within six months of the balance sheet date. None of the balances are secured.

(d) Pricing policies

Prices for related party transactions, which are with the companies controlled by members of the Company's Board of Directors, are determined by the Group on an ongoing basis.

31 Significant subsidiaries

	Country of incorporation	Ownership/voting	
		2005	2004
CJSC "RosBusinessConsulting"	Russia	100%	100%
OOO "RBC Publishing" Ltd.	Russia	100%	100%
RBC Investments (Cyprus) Limited	Cyprus	100%	100%
CJSC "RBC Soft"	Russia	100%	100%
OOO "RBC Center"	Russia	100%	100%
CJSC "RBC-TV"	Russia	100%	100%

32 Events subsequent to the balance sheet date

(a) Acquisition of a subsidiary

Subsequent to 31 December 2005, the Group has acquired effective control over 51% voting rights in OOO Helios Computer (Russia) and Helios Operator Ltd (BVI), representing united business of IT integrator. The respective arrangements were made in 2005. Consideration was split into fixed amount of RUR 40,852 thousand/ USD* 1,419 thousand and a variable amount depending on the financial results of the acquiree for 2005 and 2006. The fixed amount was prepaid by the Group in 2005 (see note 20), comprising cash in amount of RUR 28,591 thousand/ USD* 993 thousand, and advertising services provided to OOO Helios Computer in the amount of RUR 12,261 thousand/ USD* 426 thousand. The outstanding variable amount depends on the achievement by OOO Helios Computer of the predetermined financial results in 2006, and will lie in the range between zero and RUR 204,321 thousand/ USD* 7,099 thousand. Financial results of OOO Helios Computer for 2005 resulted in no additional payment to be made by the Group. The Group's share of the net assets of the acquiree as at the date of acquisition amounted to RUR 3 million. In 2005 the Group also provided to OOO Helios Computer a USD-denominated loan at 7.34% per annum in the amount of RUR 28,600 thousand/ USD* 994 thousand (see note 15).

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

(b) Repayment of bonds

Subsequent to the balance sheet date, the Group repaid bonds of RUR 175,440 thousand/ USD*6,095 thousand in full.

(c) Prepayment for shares

Subsequent to the balance sheet date, the Group has entered into an agreement to purchase 60% of shares of a publishing house, and made a respective prepayment of RUR 336,755 thousand / USD *11,700 thousand in cash.

(d) Credit Linked Notes issue

On 7 June 2006 a Group subsidiary, RBC Investments Limited (Cyprus), placed 1,000,000 unsecured USD-denominated credit linked notes (CLNs) of RUR 2,878 million/ USD*100,000 thousand through Dresdner Bank AG. The CLNs are issued under the Credit Linked Note Program for Euro 4,000 million providing the noteholders with an enhanced spread in return for the noteholders assuming the credit risk of the Reference Obligation.

The CLNs have a maturity of 3 years and a fixed coupon rate of 9.5% pa payable each six months. The notes provide for the put option in 2 years at par and the call option at 103% of the par value from the issue date to 31 December 2006, 102.5% during the year 2007, 101.5 % from January 1, 2008 to June 7, 2008 and at par from June 7, 2008 onwards.

The CLNs are subject to financial covenant restrictions and conditions in events of default.

The first loan in the amount of USD 100,000 thousand was drawn down on 8 June 2006. The Group paid a transaction fee of USD 1,005 thousand on 7 June 2006.

A second loan for the amount of USD 50,000 thousand will be made available subject to the request of the Group but not later than 15 December 2008.

(e) Additional share issues

Subsequent to the balance sheet date, the Company issued 4,260,000 additional ordinary shares at a par value of RUR 0.001 for RUR 659,533 thousand in cash, including RUR 116,113 thousand / USD* 4,034 thousand received by the Group during 2005 (refer note 25), as the share issue was announced in 2005.

(f) Transactions with treasury shares

Subsequent to the balance sheet date, one of the Group subsidiaries acquired 230,000 shares of the Company for RUR 55,988 thousand/ USD* 1,945 thousand.

** The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)*

ANNUAL REPORT

RBC

082-34864

THINK GLOBALLY



Moscow 2006

OAO RBC Information Systems

2005

German Kaplun

Yuri Rovensky

Anna Ostrovskaya

RBC


GLOBALLY

ANNUAL REPORT


FINAL DEADLINE!

Table of contents

Chapter I



0
Fall
Winter



German Kaplun
Chairman of the Board of Directors
OAO RBC Information Systems



Yuri Rovensky
General Director
OAO RBC Information Systems

Dear shareholders,

We live in a wonderful time when technologies change our life every day, enriching it with opportunities and experience that were unavailable to earlier generations. The media industry is changing before our eyes, opening new horizons for communication, research and access to a broad spectrum of information and entertainment sources – at any time, in any place, with the help of any device. These global trends offer new opportunities to companies poised for growth.

Our goal is to take as full advantage of these opportunities as possible. This means that the management's prime aim is to ensure RBC's leading position in media sectors with high growth potential for both revenue and profit. In the past, the Company successfully used its competitive advantages to pursue this strategy, and we strongly believe that we will be able to do so in future too.

Address to Shareholders



The past year was extremely successful for RBC. In 2005, our RBC TV business channel began generating profit. We think it is a big success. The audience of the channel has been dynamically increasing, and it continues to grow. Unfortunately, we did not fully achieve our goals in terms of the distribution of RBC TV's signal, but we hope to basically solve this problem in 2006. RBC TV has great potential, and we are yet far from our peak growth.

The Company has retained its leading position in Russia's Internet banner advertising industry, accounting for about 47% of the market. RBC still has the largest business audience in the country. The Company has become more active in the area of non-business Internet. Though this audience is significantly smaller compared with that of Internet portals, we are growing much faster. This growth is not just organic, but it is also being fed by beneficial acquisitions.

We expect our Internet business to remain one of the largest revenue generators for the Company in the next two years, and the management will concentrate its efforts in this field on increasing RBC's online audience. We will continue to launch new products and acquire attractive Internet resources.

Over the past year the Company prepared a solid platform for entry into the print media segment, the second largest media segment in Russia after television. The management believes that RBC's print media projects are set to take the lead among Russian business titles very quickly, thanks to the Company's dominant position on the business media market.

Some of the former Soviet republics have significant economic potential, Ukraine and Kazakhstan first of all. In 2005, the Company began its expansion to the Ukrainian media market, and the first results will already be seen in 2006. RBC has unique technologies, which can be quite easily reproduced on new markets. This will allow the Company to speed up the process of taking over its market niche and quickly achieve high operating margins in foreign markets.





In the area of information technologies (IT), this was the year when we reached an agreement on the acquisition of a large business for the first time. The Helios Computer company is expected to bring revenue of between $35 million and $40 million in 2006. This purchase will almost double RBC's share of the IT market. The acquisition of Helios will significantly expand our client base and strengthen our IT team with new professionals. We hope that the united Company will be stronger and more aggressive, and if we manage to fully utilize all the synergies, we will achieve much more.

Sincerely yours,

German Kaplun

CHAIRMAN OF THE BOARD OF DIRECTORS
OAO RBC INFORMATION SYSTEMS

Yuri Rovensky

GENERAL DIRECTOR
OAO RBC INFORMATION SYSTEMS



JANUARY-MARCH

- RBC launches the RBC-Real Estate information portal
- RBC wins a tender of the Russian Federal Education Agency to implement a distance education project in several CIS states.
- RBC named among most cited brands on the Russian Internet in 2004.
- RBC presents the QuoteRate quote terminal.
- RBC TV programs broadcast on CNBC Europe.
- RBC announces the Person of the Year 2004 award winners.
- RBC wins the Business People 2004 award.
- RBC assigned a higher -Class A - corporate governance rating by Expert RA.
- RBC reports strong preliminary results for 2004: total revenue growth exceeds 50% for the fourth year running.
- RBC presents a new product: the RBC NewsMonitor terminal.
- RBC launches a Level 1 American Depositary Receipt program with The Bank of New York.

APRIL-JUNE

- RBC presents Mutual Investment Funds Database with a whole range of information about mutual investment funds.
- RBC is successfully audited and receives the ISO 9001:2000 compliance certificate in the following sphere: "Design, Development and Implementation of IT Solutions" until 2008.
- RBC wins a tender of the Federal State Statistics Service for the launch of one of the largest distance-learning systems in Russia.
- RBC delivers strong first quarter 2005 results: total revenue rises 31%.
- RBC introduces seminars for government officials and comes up with a specialized IT solution – the State Portal.
- RBC convenes Annual General Meeting of shareholders (AGM).
- RBC ranked 11th in the iOne-2004 rating of the leading software developers on the Russian IT market.
- RBC named by The Financial Times among the top 100 Eastern European companies.

JULY-SEPTEMBER

- RBC TV audience surges 20% in October 2004 to June 2005, according to the independent media research company COMCON Media.
- RBC TV Director Artyom Inyutin becomes a winner of the Media Manager of Russia 2005 award.
- RBC reports second quarter 2005 results: revenue rises 35%.
- RBC ranks among top15 most liquid Russian companies, according to the Kommersant-Dengi economic weekly.
- RBC gets into Russia's top 10 companies in the S&P Transparency and Disclosure Survey.

2005 Events Calendar

OCTOBER-DECEMBER

- EGM of RBC supports an increase in the number of authorized shares.
- RBC reaches an agreement to acquire controlling stakes in Helios Computer and ASKO-TBS Consulting.
- RBC announces BEST BRAND/ EFFIE 2005 award winners.
- RBC TV launches new programs.
- RBC presents the Consumer Market News business news line.
- RBC presents the Currency Exchange Forecasts specialized product.
- RBC holds its 12th annual international business conference in South Africa.
- RBC awarded by the Expert Rating Agency for success on the stock market.
- RBC announces the winners of the Company of the Year 2005 national business award.
- RBC TV receives the Product of the Year 2005 award from the National Trade Association in the category "For the Creation of a Unique Media Product."
- RBC named 139th among the 500 fastest-growing technology companies on the Deloitte Technology Fast 500 EMEA list for 2005.





RBC at a Glance

Founded in 1993 as a small financial and economic information agency, RBC is now a public company that has attained undisputed leadership on the business news market, while its RBC brand is one of the most popular ones among the Russian media. The majority of Russian businessmen and entrepreneurs have chosen RBC's primary resource (www.rbc.ru) as their home pages, while major financial organizations have their TVs tuned invariably into RBC TV throughout the day. In 2005, RBC's total business audience on the Internet and television reached 10m people.

RBC has consolidated over 15 business, thematic and entertainment Internet resources, with their total audience numbering some 1.35m unique visitors a day, and over 10m users a month. The high quality information products and their popularity among target audiences are appealing to both Russian and foreign advertisers, with their total number surging above 2,300 in 2005. According to the Company's estimates, RBC controls some 47% of the total Internet banner advertising market.


IT BUSINESS
RBC
MEDIA BUSINESS

About the Company


RBC TV
INFORMATION AGENCY
INTERNET RESOURSES
PRINTED EDITIONS
BUSINESS ANALYTICS
MARKETING RESEARCH
INFORMATION TERMINALS
BUSINESS CONFERENCES
TAILOR-MADE SOFTWARE
ERP-SYSTEMS
CRM-SYSTEMS
DOCFLOW/WORKFLOW SYSTEMS
CORPORATE PORTALS
INTERNET SOLUTIONS
IT CONSULTING
SYSTEM INTEGRATION
MULTIMEDIA PRESENTATIONS



RBC TV is Russia's first and only business television channel. RBC TV reaches out to one third of the country's population. According to independent surveys, its monthly audience has reached virtually 5m viewers, and its average viewing time matches that of national channels. The channel cooperates actively with CNBC, CNN and Bloomberg, the world leaders in news broadcasting and distribution of economic information on western markets.

Since 2000, the Company has been providing information technology (IT) services and developing software. It has succeeded and won recognition among its clients and partners in this fast developing segment of the Russian market. The expertise and experience gained enable RBC to successfully develop and implement comprehensive IT solutions at more than 300 companies and governmental organizations. Based on iOne rating, RBC has joined the top ten of Russia's largest software developers in 2005.

High-quality corporate governance has remained among RBC's priorities. Adherence to shareholders' interests, openness and transparency are the key components of the Company's corporate governance policy that underlies all its decisions. In 2005, RBC was once again praised by independent experts for its corporate governance.

RBC has become the first company in contemporary Russia to make an IPO (initial public offering) on the home market. RBC's shares are trading on the RTS and MICEX, Russia's major trading floors; as well as through a Level 1 ADR program.


COMPANY REVENUE
Q4
Q3
Q2
Q1
10
20
30
40
50

Company Structure

RBC's company structure enables it to efficiently coordinate the activity of over 1,500 employees and allocate duties among its departments.


General Director
Yuri Rovensky
MARKETING COMMUNICATIONS
CONFERENCE DEPARTMENT
MEDIA RELATIONS DEPARTMENT
HR DEPARTMENT
ADMINISTRATION & MAINTENANCE DEPARTMENT
SOFTWARE DEPARTMENT
CORPORATE SOLUTIONS DEPARTMENT
INTERNET PROJECTS DEPARTMENT
SYSTEM INTEGRATION DEPARTMENT
IT CONSULTING DEPARTMENT
MULTIMEDIA PRESENTATIONS DEPARTMENT
INFORMATION AGENCY
RBC TV
EDITORIAL STAFF OF RBC'S INTERNET RESOURCES
RESEARCH & ANALYTICS
EDITORIAL STAFF OF RBC'S PRINTED EDITIONS

RBC Holding Structure

OAO RBC Information Systems is the ultimate holding company and owns outright (100%) all subsidiaries that it incorporates. RBC holding structure has been aligned so as to optimize business processes and workflow between the Company's units.

RBC also participates in joint ventures, where it is necessary to consider the needs of its customers and the requirements of specific transactions. It is the Company's policy to hold a minimum of 50% ownership in a joint venture that bears the RBC name. In addition, the Company insists on having the ability to influence material business decisions in all joint ventures that it enters into.

NAME OF ENTITY

- ZAO RosBusinessConsulting
- ZAO RBC SOFT
- OOO RBC Center
- ZAO RBC Holding
- ZAO RBC TV
- OOO RBC Publishing
- «RBC Investments (Cyprus) Limited»
- ZAO RBC Engineering
- OOO Mass Media Group
- OOO SMTP Press



LIST OF KEY COMPANIES WITH THE PARTICIPATION OF OAO RBC INFORMATION SYSTEMS (as of december 31, 2005): [1]

ACTIVITIES

an information agency
specializes in the development, implementation and sales of software for medium-sized and large businesses, as well as the development of Internet solutions
a system integrator implementing individual large projects and serving contracts awarded as a result of tenders for large clients including governmental agencies
represents RBC in joint ventures or share capital of other companies
a business television channel
provides advertising services
provides services to RBC's foreign clients
the founder of the electronic newspaper RBC Daily covering financial, economic and political events
set up to conduct media activities in Ukraine
performs the functions of a publishing house, editorial office and distributor for the RBC magazine

[1] The Company's share in the autorized capital of the entities listed below is 100%



Macroeconomic Situation in Russia in 2005

Russia has continued to enjoy rapid economic growth in 2005. In the first quarter, business activity in the country was described as rather low, but the situation improved in the second and third quarters. As a result, the growth of Russia's 2005 GDP (6.4%) was only slightly below the 2004 level (7.2%).

The main reason for impressive economic growth in 2005 was a boom in Russian consumer spending. In addition, business activity in the country was fueled by a hike in investment expenditures, which have remained high since 2003 (around 10% a year). Foreign demand for Russian products saw further growth and served as an additional positive impetus for the national economy. As in previous years, however, an increase in imports prompted by the strengthening of the ruble and an increase in consumer spending had a negative impact on general economic growth.

During 2005, the real incomes of the population were increasing, and reached 13.9% by the end of 2005, compared to 5.8% in December 2004. In addition, the purchasing conditions improved: consumer lending became more affordable after banks dropped their interest rates for individuals. The rate of employment rose on the back of high business activity. In late 2005, the unemployment rate was 5.7%, compared with 6.1% in December 2004. A reduction in the rate of inflation was good news for the consumer market in the second half of 2005.

Corporate investments rose some 10% nationwide over the reported period, which was due to lower country risks, lower interest rates on loans and increased corporate incomes.

Foreign demand grew substantially against a background of price hikes on Russia's main export products in 2005. Consequently, the country's trade balance in dollar equivalent increased by about 1/3 in the third quarter of 2005, compared to the same period in 2004. In real terms, export growth was slowing down in the third quarter and ended up at 5.5%, compared to 12% in the third quarter of 2004.

Meanwhile, import growth remains impressive. Despite a slight overall slowdown, imports closed the year at 22%. Import growth was the number one reason for slower economic and GDP growth in 2005. The increased demand for imports is linked to a significant ruble strengthening against world currencies noticed over the past several years.

Lower demand for domestically manufactured goods fueled competition for consumers in Russia. As a result, inflation pressure began to subside, which slowed down the rate of inflation to 11% in the second half of 2005. Lower levels of inflation are in many ways connected to significantly lower levels of price increases on domestic products. This seems to be due to stricter pricing policies implemented by the government with regards to natural monopolies. In addition to this, Russian companies underwent a technological upgrade which resulted in cost savings.

A favorable situation on global markets boosted corporate incomes. In 2005, medium and large-sized companies reported a 37% upsurge in nominal profits. The main driving factor for this lays in higher global oil and gas prices. In addition, higher energy prices and lower investment risks in the country pushed the Russian stock market to a record high in 2005 (the RTS Index more than doubled) and had a positive impact on the development of Russia's media and IT markets.



RTS INDEX DYNAMICS IN 2005


1.100
1.050
1.000
950
900
850
800
750
700
650
600
550
jan
feb
mar
apr
may
sep
oct
nov
dec

Source: www.rts.ru

Russian Media Market in 2005

According to ZenithOptimedia, the global advertising market totaled $406bn in 2005, with an average growth rate of 5% per annum. Russia's stake on this market is still insignificant, however, the growth demonstrated by the national media market is one of the most impressive in the world, which makes it more and more noticeable and attractive to world players. PricewaterhouseCoopers predicts that Russia will remain the leader in terms of advertising market growth until at least 2009 with 13.3% CAGR for 2005-2009. ZenithOptimedia sees the compound annual growth rate of the Russian media market going even higher than that, i.e. around 24% between 2005 and 2008.

In 2005, the Russian media market enjoyed further tremendous growth. According to the Russian Association of Communication Agencies (AKAR), overall Russian advertising market increased 30% per annum on average over the past three years. In 2005, media advertising went up 28%, compared to 33% in 2004, with the total market volume reaching $5.01bn (indirect advertising not counted).

Compared to 2004, when Russia scored 14th in terms of ad spending, by the year 2008 it is set to be among the top ten, ZenithOptimedia forecasts. Brazil, Russia, India, Indonesia and China all together account for only 6-10% of the global media advertising market. However, since these countries are among the top eight with the highest ad market growth, ZenithOptimedia says their global market share will increase to 26% by the year 2008.

Macroeconomic stability linked to high oil prices and relatively low inflation served as the main driving force for the Russian advertising market. As a result, the year 2005 saw numerous deals and new projects, especially in the sphere of print media.

The Russian media market growth has seriously outpaced the GDP growth. As a result, advertising expenditures accounted for 0.79% of the GDP of Russia in 2005, compared to the previous 0.66%.

Advertising spending per capita has been growing as well, but still remained low. Compared to the USA, where this figure is some $867 and the European Union with $236 on average, in Russia it is only $35. However, taking into consideration the ongoing boom on the Russian media market, the hike in advertising expenditures per capita is supposed to speed up over the next several years.

TV advertising remains the largest segment of the Russian media market. According to AKAR, it ended the year 2005 with $2.3bn, i.e. 46.5% of the whole media market. Its growth stayed at the level of 2004 (37%), but outpaced the market trend in general. The Association reported that the share of TV advertising would further grow and get close to 57% of the total media market by 2010. Supply exceeding demand and as a result a price hike were the major driving forces behind the segment's growth in 2005. The demand for TV advertising is increasing as the average cost of reaching the TV audience remains underestimated compared to other mass media, and there is also a greater demand for TV advertising among producers (especially manufacturers of consumer products), as well as due to the appearance of new products and services along with a new type of advertisers. According to analysts from Video International

RUSSIAN MEDIA MARKET IN 2005


1.2%
0.4%
5.8%
46.5%
6.0%
10.3%
11.5%
18.2%
TV
Outdoor advertising
Magazines
Other printed editions
Radio
Newspapers
Internet
Other

Source: Russian Association of Communication Agencies (AKAR), February 2006

advertising agency, the portion of advertising expenditure in the end prices of products is almost two times lower in Russia than in Brazil and Mexico and is predicted to grow. They also consider the redistribution of federal budget money between regions the most important trend of 2005, as a result of which the regional TV advertising market added 50-60%.

Advertising in print media remains the second largest segment of the Russian advertising market. AKAR estimated that $1.4bn (28% of the total media market) was spent on this kind of advertising in 2005. However, its growth slowed down from 28% in 2004 to 16% in 2005 as people began spending more time watching TV and surfing the Internet. Advertising in magazines enjoyed the most dynamic growth at 23%, and raised $580m. Newspapers received $290m in advertising revenue (up 16%), and advertising editions - $520m (up 8%). Experts link the dynamic development of the magazine segment to the appearance of foreign publishing brands on the Russian market, which has made the market even more competitive.

According to AKAR analysts, magazines will be increasing their stake in the print advertising market over the next several years, which will be the result of a reduction in the number of advertising editions. The number of newspapers will remain almost unchanged. Therefore, by the year 2010 magazines will account for over 50% of advertising in the print media. Advertising editions will have 25%, and newspapers – 22%. AKAR expects the print media to control some 20% of the media market of Russia by 2010 and remain the second largest after television.

The outdoor advertising market reached $910m in 2005. With 28% growth it left print media (16%) and radio (20% and $300m) behind in 2005. However, both outdoor advertising and radio advertising are likely to lose their position in the future falling from 18% and 6% in 2005 to 13.5% and 4.5% respectively by 2010.

Today, the *Internet advertising* market is the fastest growing segment both in Russia and globally. In 2004, Internet advertising expenditures added 67%, and 71% in 2005, which is twice the total market growth. According to AKAR, in 2005

GROWTH OF THE REGIONAL MEDIA MARKETS IN 2005



3.1% EUROPE
3.6% NORTH AMERICA
5.5% ASIAN-PACIFIC REGION
17.1% AFRICA/MIDDLE ASIA/OTHER COUNTRIES
19.3% LATIN AMERICA
26.8% RUSSIA
5.2% WORLD AVERAGE
0%
6%
12%
18%
24%
30%

Source: ZenithOptimedia, December 2005.

FORECASTED GROWTH OF THE REGIONAL MEDIA MARKETS IN 2008



4.1% EUROPE
4.3% LATIN AMERICA
4.8% NORTH AMERICA
8.1% ASIAN-PACIFIC REGION
11.6% AFRICA/MIDDLE ASIA/OTHER COUNTRIES
21.7% RUSSIA
4.7% WORLD AVERAGE
0%
5%
10%
15%
20%
25%

Source: ZenithOptimedia, December 2005.

advertisers spent $60m on Internet advertising (not counting context-oriented advertising), compared to $35m in 2004. However, many experts think that real figures may be much higher than that. President of IMHO VI advertising agency, Arsen Revazov, estimated the total Internet advertising market to be equal to $100m in 2005. Some $65-70m came from banner advertising, and $30-35m – context-oriented advertising. Market analysts say, the Internet advertising market may add 90%[1] in 2006.

According to the online newspaper RBC Daily, in Russia only 6% of the population have access to the Internet, compared to 22% on average in Europe and 55% in the USA. At the same time, Internet advertising accounts for 5% of the total advertising market in the USA, while in Europe it is around 2% on average[2]. In Russia, this figure was only a little over 1% in 2005. However, the Internet audience is seeing tremendous growth. The number of Internet users in Russia jumped by 18%, 37% - in Saint Petersburg and over 40% - in Moscow. According to J'son & Partners consulting company, the average weekly Russian Internet audience topped 10 million people in 2005. Of course, the increasing number of Internet users is the main driving force of the market's development. Additionally, traditional advertising tools have become more and more expensive which has made advertisers switch to the Internet. In the future, the Internet is set to create serious competition for the print media. So, being well aware of that, publishers have been launching entire electronic versions of their editions, especially newspapers. Experts say, these and many other factors will boost Internet advertising and have it reach 5% of the total advertising market by the year 2010.

According to AKAR, BTL (Below-The-Line) expenditures, which account for a significant stake in the advertising budgets of consumer companies, reached $1.35bn in 2005, against $1.06bn in 2004.

A new advertising law was signed by Russian President Vladimir Putin in early 2006 that is to come into force on July 1, 2006. In particular, it decrees that TV advertising shall not account for more than 20% of every single broadcasting hour (12 minutes) or more than 15% of the total daily broadcasting, instead of the present 25% and 20% respectively. Starting from 2008, it will be dropped to 15% for both per hour and

1 Click on advertising // Business Week Russia.- 13.02.2006
2 The Russian advertising market in 2005// www.mediapilot.ru

AD EXPENDITURES AS PERCENTAGE OF GDP IN 2005


0.79% RUSSIA
0.79% EU
1.33% USA
1.40% POLAND
1.44% CZECH REPUBLIC
2.28% HUNGARY
0%
0.50%
1.00%
1.50%
2.00%
2.50%

Source: ZenithOptimedia, December 2005; www.cia.gov

PER CAPITA AD SPENDING IN 2005, $


867 USA
35 RUSSIA
236 EU
93 POLAND
159 CZECH PEPUBLIC
247 HUNGARY
0
200
400
600
800
1000

Source: ZenithOptimedia, December 2005; www.cia.gov

per day broadcasting. According to experts, this law will boost TV advertising quotes by 40-45% in 2008 compared to 2007. All this will make companies whose activities are subject to the new legislation consider partial redistribution of their ad budgets and have them switch from national TV channels to niche television, the Internet and the print media sector.

Russian IT Market in 2005

According to IDC, the Russian IT market reached $12bn in 2005. This accounts to some 2% of the global IT market. With 24-26% growth Russia's cutting-edge technologies outpaced the world's average by many times.

Analysts explain these dynamics by a growing demand for Russian software products, the development of consumer lending and expansion of retail chains that sell computers and electronics.

70% of IT sales in Russia are generated by its largest segment, i.e. hardware, which added 32% in 2005. Personal computers (PCs) remain the number one item in this segment. They are set to remain the market's number one driving force in the foreseeable future, owing to the increased sales to home PC users and government institutions. But as PCs drop in price, the profit rise here will be mostly attributed to lap-top sales.

IT services accounted for 1/5 of all IT expenditures in Russia in 2005. This market segment is set to outpace the rest of the market in terms of growth in 2006. Though it is mainly represented by implementation services, management costs are predicted to grow more than sixfold within the next five years.

Off-the-shelf software represented the smallest segment of the Russian IT market, i.e. 13% in 2005. According to IDC, it will stay close to 20% at least until the year 2009, owing to the interest of small and medium-sized businesses in these products.



RUSSIAN IT MARKET IN 2001-2006F, (BN $)


16
14
12
10
8
6
4
2
0
4.4
5.9
7.1
9.0
12.0
15.2
2001
2002
2003
2004
2005
2006F
Total
Software sales
IT Equipment
IT Consullting

Source: IDC, CNews

IT MARKET GROWTH OUTLOOK IN VARIOUS REGIONS


400%
300%
250%
200%
150%
100%
2003
2004
2005
2006F
2007F
2008F
Russia
China
Central and Eastern Europe
Latin America
Brazil
North America

Source: IDC, CNews

IDC pointed out that the Russian IT market is growing faster than the rest of the world now with the outlook for the next three years predicted to be fairly stable.

The Russian Ministry of Information Technology and Communications predicts the national IT market will hit $40bn by the year 2010, with 2/3 of domestically manufactured products "consumed" internally, and 1/3 - exported. In 2005, software exports added 50% and practically reached $1bn ($994m), the Ministry reported.

Russia's IT market growth surpasses greatly the GDP growth and that of the real incomes of the population, which explains the growing share of the IT market in the country's GDP.

RUSSIAN IT MARKET IN 2001-2006F, (BN $)

	2001	2002	2003	2004	2005	2006F
	4.4	5.9	7.1	9.0	12.0	15.2
	0.8	1.2	1.4	1.8	2.5	3.3
	3.1	3.8	4.7	6.0	7.9	9.8
	0.5	0.9	1.0	1.2	1.6	2.1

Source: IDC, CNews

A number one trend in 2005 was that for the first time western investors began to look seriously into Russian stocks. They invested some $700m in the Russian IT industry in 2005, which is 75% more than in 2004, J'Son & Partners (J&P) reported. Analysts say that foreign investments in the Russian IT market will reach $1bn in 2006.

The market is cheered by positive expectations connected with the establishment of a complete legislative base that in fact treats the IT industry as a foreground segment for the Russian economic development and guarantees its stable growth. For example, the adoption of a law On Digital Signature will boost the IT market's capacity and, consequently, raise the cost of IT companies. Passing laws on personal data and amendments to the Tax Code stipulating special tax procedures for IT companies will serve as a strong impetus for the national IT industry.

The government is set to remain a major IT consumer in Russia. Major federal institutions such as the Customs Committee, the Tax Ministry, the Economic

Development and Trade Ministry will continue upgrading their IT systems on the back of macroeconomic stability and high oil prices. IT expenditures by regional administrations will be much lower, with the only exception being the government of Moscow, which will be further implementing various IT projects.

Educational institutions and retail companies will demonstrate the highest increase in IT and telecommunications spending, since they only started implementing cutting-edge information technologies not long ago. IT expenditures of the banking and consumer services segments will grow significantly, with the former finding itself among the top three in terms of investments in IT in Russia by the year 2008. According to IDC, the total IT spending in Russia will top $17bn by 2008.

Software accounts for a much smaller part of the Russian IT market, compared to western countries. However, this means that as the Russian market develops, software and consulting spending shall enjoy a higher growth than the rest of the IT market in general. Among the top Russian software developers are RBC, Lanit, Diasoft, Parus Corporation, and 1C.

The software market shows the highest growth rate in Russia now. According to J&P's estimations, it adds at least 30-35% (or even at least 50% according to an optimistic approach) per annum. The retail IT market represented by off-the-shelf software products for PCs, medium and small businesses, is enjoying a healthy growth as well. Russia's offshore programming market amounted to $994m in 2005.

An important driver behind the Russian software market development will be the establishment of so called specialized technological parks. An act related to this issue was approved in early 2005, and the first IT parks are to appear in St. Petersburg, the Moscow Region and Novosibirsk.



RBC's Media Business

News, Quotes, Analytics

RBC was established in 1993 as an information agency specializing in financial and economic news. The Company continues to develop this business branch further and now issues around 1,300 different news and analytical materials per day covering all segments of the economy, as well as the activities of top Russian and foreign corporations, financial organizations and governmental institutions.

RBC offers a wide range of news lines, topic surveys, articles, press digests, news alerts, economic ratings, marketing and analytical research to its users.

RBC's information is broadcast via world leading news agencies, such as Bloomberg, COMTEX, Lexis-Nexis, Screaming Media, Reuters (Factiva), Tenfore and Internet Securities.

RBC has a whole range of analytical software products and databases necessary for an in-depth capital market analysis, which are available for subscribers to RBC's paid resources and users of its financial and analytical terminal, QuoteTotal.

RBC is activity growing marketing research sales. The Company collects, systematizes and sells market research of the leading Russian companies, as well as its own surveys. As of the end of 2005, RBC's database included over 2,000 surveys of various industries. Among the Company's 150 partners are the leading Russian marketing agencies and Russian departments of Western consulting companies. RBC's online store, Market Research, is a number one distributor of market intelligence in Russia and the CIS.

In 2005, the Company introduced new Internet projects, such as RBC Real Estate, added more sections to already existing websites, and changed the design and structure of some of them in order to increase the number of advertising spots.

RBC remains one of the most attractive and efficient advertising platforms on the Russian Internet. The Company owns Russia's number one financial and economic portal, www.rbc.ru, along with other business-oriented Internet platforms, specialized online resources and general websites. These include the RBC Daily analytical business newspaper (www.rbcdaily.ru); the QuoteTotal financial and analytical portal (www.quote.ru); Internet portals dedicated to hi-tech news (www.cnews.ru), the automotive market (www.autonews.ru), tourism and travel (www.turist.ru), an educational online resource for students (www.5ballov.ru), a daily electronic newspaper (www.utro.ru), free e-mail service (www.pochta.ru) and others. As of December 2005, the monthly audience of RBC's sites reached 10m people (5.7m in 2004), and the daily audience was 1.35m users (0.65m in 2004). RBC outpaces its closest competitors in the Internet (web sites of news agencies and business newspapers) in terms of the audience size by 15 to 20 times.

The growing number of popular RBC web sites along with the impressive social and demographic quality of the audience enabled the Company to raise banner advertising rates by 35% on average in 2005 and announce another price hike for static banners on all RBC's resources by 18% (25% on www.autonews.ru) beginning April 2006 and by at least another 18% beginning September 2006.

The Company employs over 100 ad sales specialists and as a result its direct sales account for around 80% of the total advertising revenue, and the rest (some 20%) comes from advertising agencies. According to RBC, its share on the Internet banner advertising market was about 47% (context-oriented advertising not counted) in 2005. In the same year, the Company's client base included about 2,300 advertising clients, who promote their products and services on RBC's Internet resources and the business channel RBC TV. Considering the popularity of advertising spots on RBC's websites and the Company's strong sales team, RBC began buying advertising spots from other Internet resources acting as an advertising agent for them.

In March 2005, RBC entered a rather large and dynamically growing Ukrainian media market by launching the information agency RBC Ukraine (www.rbc.ua). RBC Ukraine was established to provide the local audience with up-to-date news on economic and political life in Ukraine, the most important events in the CIS and other countries, along with analytical commentaries, information from financial markets, quotes and currency exchange rates.


РБК-ТВ
ПЕРВОЕ РОССИЙСКОЕ БИЗНЕС-ТЕЛЕВИДЕНИЕ

RBC TV

RBC TV business television channel went live in September 2003 and ever since has been the only source of business news on Russian television. Round-the-clock RBC covers economic, financial and relevant political events in Russia and abroad, features analytical reviews, forecasts and expert commentaries, interviews with top businessmen and politicians, business press reviews, as well as special programs looking into current issues for Russian business.

In 2005, RBC TV ensured a good coverage in almost all major cities of Russia. At present, the television channel is available to most of its core audience: managers, state officials, businessmen and persons responsible for making key business decisions. The technical penetration of the channel reached 41.6m Russians. In addition, the television channel distributes its signal to the CIS states including Ukraine, Kazakhstan and Belarus, and the Baltic countries. According to RBC's estimates, RBC TV's total coverage outside Russia was close to 15m people by the end of 2005.

RBC TV'S VIEWERSHIP (MLN PEOPLE)

	2005	2004
	4.8	n/a
	4.1	3.1
	2.1	1.7
	1.6	1.3

Source: COMCON Media, November 2005

According to the independent research company COMCON Media, RBC TV boosted its weekly audience by 1/3 in Russia over a one-year period, i.e. from 3.1m viewers in October 2004 to 4.1m viewers as of November 2005. The channel's monthly audience reached 4.8m viewers, the daily audience on weekdays added 24% from 1.7m in 2004 to 2.1m in 2005. In terms of average viewing time RBC TV was ranked No. 2 after the largest national TV channel, Channel One.

RBC TV'S AUDIENCE

Average age	38
	21.5%
	63.9%
	41.7%
	28.5%
	65.4%
	52.6%

Source: COMCON Media, November 2005

Over 90% of information featured on RBC TV is dedicated to events in Russia and produced in-house. In addition, the television channel broadcasts information on the course of trade on global markets, as well as business and economic news produced by the CNBC and CNN television channels, which are the partners of RBC TV. In addition, RBC TV broadcasts its programs devoted to the Russian business and economy on CNN, and since February 2005 - on CNBC Europe. Other partners of RBC TV include Bloomberg, APTN and Reuters.



AVERAGE TV VIEWING TIME (NUMBER OF MINUTES PER WEEK)

- CHANNEL ONE 388
- RBC TV 282
- ROSSIYA (RUSSIA) 281
- CTC 220
- NTV 219

Source: COMCON Media, November 2005

RBC TV has modern studios with cutting-edge equipment and high-grade technical capabilities. It widely employs continuously updated graphic and textual video-materials (crawlers, multi-image screens) that serve to illustrate and promptly reflect recent market changes. The television signal is beamed via NTV Plus satellite channel, cable networks (Comcor TV, MTU Inform, St. Petersburg Cable Television JSC and Cosmos TV), interactive television Stream TV, regional partners, and via the Internet. In October 2005, RBC TV introduced a new program schedule. Changes were made to the channel's design, graphics and concept of a number of programs. In addition, new programs were added. The new program schedule is intended to boost RBC TV's audience and cover new specialized economic issues. The key advertisers of RBC TV are financial organizations, including banks and insurance companies; real estate agencies, construction firms, business service providers, telecommunications and hi-tech companies, as well as companies trading on exchanges.

Marketing Communications

Growing recognition of the RBC brand among the business world, combined with its vast experience in organizing effective advertising campaigns and cooperating with other media, is helping RBC develop its marketing communications. RBC hosts international business conferences and acts as an advertising agency for some of its big advertising clients. RBC's businesses conferences are traditionally held twice a year, and their mission is to draw the attention of specialists and experts in different areas to economic and social problems in order to develop reasonable solutions jointly.

The Company also hosts such prestigious national awards as The Person of the Year, The Company of the Year, and THE BEST BRAND/EFFIE. The Company of the Year award is aimed at drawing the attention of the Russian society and international business community to companies operating on the Russian market, making domestic businesses more attractive to investors and contributing to Russia's integration into the global economy. The Person of the Year helps to unite the public, business community and the authorities, calling attention to persons or companies exercising significant influence on the country's development; it also promotes integration of Russia's scientific, economic and cultural achievements into the global development process. THE BEST BRAND/EFFIE is an annual award for the most successful projects in brand building on the Russian market.

Print Media

In 2005, RBC made a strategic decision to enter the print media market, in view of its rapid growth buoyed by strong demand for advertising in magazines targeting high-income audiences. RBC sees print media products as another channel of distribution of RBC's content.

Since January 2005, RBC has published the monthly magazine CNews, focusing on high-tech markets. The magazine, which has a circulation of 25,000 copies, reports the most interesting and significant events of the hi-tech industry covered by the website www.cnews.ru, and is distributed by subscription. The magazine's business model is based on advertising revenues.

In March 2006, RBC launched the monthly business magazine RBC, with a print run of 75,000 copies. The magazine targets business owners and top managers first of all, but it is also of interest to a broader audience watching the latest trends and events of the Russian and international business. The magazine is available in stores and by subscription across the whole of the Russian Federation. Its main source of profit is advertising and subscription revenues.

RBC's IT Business

RBC's software and IT services portfolio includes both custom-made and off-the-shelf software solutions (corporate portals, content management, leasing management, mass media monitoring and analyzing systems etc.) for various business spheres, system integration services as part of the IT consulting business, and offshore programming.

RBC has gained extensive experience in implementing and tailoring ERP and CRM, docflow & workflow management and e-commerce systems and other business ap-

IT REVENUE BREAKDOWN IN 2005


45%
15%
40%
Russian companies
Government institutions
Foreign clients

Source: Company data

plications, to clients' needs. Thus, RBC's large projects completed in 2005 include an information and analysis system based on an integrated database for the Federal State Statistics Service of Russia (Rosstat); an information system, "Russia's state statistics Internet portal," for the Economic Development and Trade Ministry of Russia; implementation of the industry's largest billing system for Golden Telecom, and a docflow management system for the legal company Pepeliaev, Goltsblat and Partners.

RBC is an undisputed leader in website development. The Company boasts Russia's most powerful technological capability, which it uses to develop high quality reliable software, and that enables it to create Internet solutions of any level of complexity. RBC specialists have completed over 900 Internet projects for various organizations and companies operating in a wealth of business spheres.

RBC provides system integration services and offers solutions from the world's major vendors of IT products and services, including Microsoft, Intel, IBM, Oracle, Siebel, Documentum, Sun, Radware, and i2, and is seeking to enhance its partnership with them. For example, RBC has started the development of portal solutions based on Sun One Portal platform by Sun Microsystems for state agencies and large companies.

RBC is continuously refining the quality of its products and solutions. The IT division counts over 240 highly qualified employees. RBC's quality management system is ISO 9001:2000 certified till 2008. The quality of RBC's solutions is commended annually by ratings and awards. For instance, The Platinum Diploma for "The Best Logistics Information Solution 2005" was granted to RBC for the automation system named Motor Transport developed for the Federal Customs Service of Russia at the 6th Moscow International Logistics Forum (MFL-2005). Another example is the win in "The best Internet project 2005 among metallurgical and metal trading companies in Russia and the CIS," for design of the website developed for the Ural Mining and Metallurgical Company (UGMK).

In 2005, RBC started some large projects, including the development of the National Electronic Library for two Russian major libraries; equipping the Federal Education

Agency's distance-learning centers throughout the CIS with all required computer and communications systems; implementation of one of the largest distance learning systems for the Federal State Statistics Service; creating a national e-library of research and research-and-development activities for the Russian President's administration. Additionally, RBC proceeded to portals development for the Federal Institution of Industrial Property of Russia and the Federal Tax Service.

In 2005, the Company shifted its focus to clients mainly from Russia and the CIS as it sees no imperative need to concentrate on offshore programming services for customers from countries outside the CIS. This move has been prompted by high marketing costs, expensive and time-consuming procedures for getting on the vendor list of potential clients, with no order volumes guaranteed, against the backdrop of heavy competition from Indian companies. Taking advantage of its fair brand recognition, vast technological experience and expertise in its clients' specific nature, RBC has boosted the number of contracts with Russian corporate, governmental and private customers.

As of 2005, RBC's clients numbered over 300 large and medium-sized companies representing various economy sectors as well as government institutions. 45% of IT revenue comes from Russian corporations, while government institutions and foreign clients account for 40% and 15% respectively.

The year 2005 was the fourth year of RBC's nomination among 500 hi-tech companies in Europe, the Middle East and Africa, (Deloitte Technology Fast 500 list) displaying the fastest rate of development, where The Company was ranked 139th. Additionally, the Company was rated 10th among Russia's top software developers, and 3rd for its business efficiency by iOne.

In late 2005, RBC reached an agreement for the acquisition of Helios Computer and ASKO-TBS Consulting. Helios Computer's core activities are centered on production and system integration of IT equipment, and ASKO-TBS Consulting specializes in IT consulting. The acquisitions expanded RBC's staff by 200 employees. The aggregate client base of the two newly acquired companies boasts over 150 government institutions and private companies. RBC plans to consolidate the assets in 2006. The acquisitions will contribute to the Company's revenue and grow its market share. The Company intends to increase the economic efficiency of the acquired firms (as their profitability is lower than that of the core RBC's IT business) by actively using cross-selling opportunities and cost synergies with its current IT operations, whereas the media part of RBC's business will offer an excellent promotional platform. Additionally, a broader scope of IT products and services and significantly increased revenue will enable RBC to successfully bid for larger IT contracts.


AIR
Пн
Вт
Ср
Чт



Directors' Report

Strategic Achievements

In 2005, RBC reinforced its top position on the business mass media market (according to Company data, RBC controlled around 47% of the Russian banner advertising market), and thus ensured high demand for its services from advertisers targeting at a highly educated and affluent audience. Aiming at long-term growth on the market, in the period under review RBC consolidated small yet attractive non-business Internet resources, as the Internet is becoming more affordable to the public at large. RBC TV expanded its coverage to 41m people in Russia and 15m people abroad, maintaining a strong viewer loyalty (weekly average viewing time) comparable to that of nationwide channels. The number of RBC's clients advertising through its Internet resources and TV channel reached some 2,300 companies.

In the information technology (IT) field, RBC has shifted its focus onto clients from Russia and the CIS. Using its strong brand name, broad technological expertise and excellent track record, RBC enhanced its contracts with domestic corporate, government and private customers, with their total number exceeding 300 by the end of 2005. Furthermore, RBC reached agreements to make two strategic acquisitions in IT consulting and system integration, which will consolidate the Company's position in the respective areas with a high growth potential. In 2005, RBC was for the fourth time ranked in the Deloitte Technology Fast 500 list among the fastest developing EMEA hi-tech companies.

In 2005, EBITDA and the net profit were growing faster than the revenue. RBC's consolidated net profit more than doubled, rising from \$10.0m (13% of revenue) in 2004 to \$20.8m (19% of revenue) in 2005, largely due to RBC TV channel reaching a break-even point in 2005. Consolidated EBITDA advanced from \$19.1m (25% of revenue) in 2004 to \$29.6m

Performance Overview for 2005

(27% of revenue) for the year under review.

The Company's media business (73% of the total 2005 revenue) remained RBC's priority, with strong synergies apparent between Internet and TV products. RBC continued to develop its information technology business (27% of the total revenue), and the recent IT acquisitions are intended to boost the share of the IT revenue in 2006.

<u>*Media Services*</u>. RBC's total revenue from media services grew 54% from $51.9m in 2004 to $80.1m in 2005, developing ahead of the market, which advanced 28% last year, according to the Association of Communication Agencies of Russia. The growth is attributable to higher revenue from RBC TV and impressive results from key advertising and information products. Besides, the overall growth on the media market amid Russia's economic upturn thanks to steady high oil prices and the expanding, although small, middle class also contributed to RBC's performance.

The revenue from *Internet advertising* rose 69% from $21.1m in 2004 to $35.7m in 2005, with prices and an increase in the number of available advertising spots being the primary drivers. RBC raised its advertising rates in April and in September 2005, the effective increase being nearly 36%. Also, the Company developed new web properties (for example, RBC Real Estate), added new



KEY CONSOLIDATED FIGURES FOR 2004-2005[1]

	December 31, 2005		December 31, 2004		Y-o-Y Change, %
	mln $	% of revenue	mln $	% of revenue	
	109.4	———	76.9	———	42%
	29.6	27%	19.1	25%	55%
	20.8	19%	10.0	13%	108%

[1] Based on 2005 consolidated financial statements in accordance with IFRS.

BUSINESS REVENUE BREAKDOWN FOR 2004-2005[2]

$ '000 000	2005	2004	Change Y-o-Y, %	% of total revenue 2005
MEDIA	80.1	51.9	54%	73%
	35.7	21.1	69%	33%
	24.3	16.5	47%	22%
	16.0	10.4	53%	15%
	4.1	3.9	5%	4%
IT	29.3	25.0	17%	27%
	17.0	14.0	21%	15%
	4.1	6.3	-35%	4%
	8.2	4.7	73%	7%
Total revenue	109.4	76.9	42%	100%

[2] Based on 2005 consolidated financial statements in accordance with IFRS and management accounts

sections to existing resources and refurbished several web sites (Cnews.ru, Autonews.ru) to increase the number of advertising spots. The capacity utilization of advertising spaces available on RBC's business sites, which brought about 88% of the online advertising revenue, reached nearly 100%. It urged the Company to seek new, mainly non-business Internet platforms.

RBC TV's revenue reached $24.3m, up 47% from the previous year ($16.5m) driven by a growing volume of advertising and product placement, as advertisers increasingly appreciated the premium target audience offered by the business television channel. In 2005, RBC TV for the first time generated a positive net financial result since the launch in September 2003. As most of the investment in the TV channel had already been made, operating expenses were growing at a much slower pace than the revenue, bringing the Company's total profit margin up from 13% in 2004 to 19% in 2005.

The revenue from *marketing communications* increased by 53% from $10.4m to $16.0m in 2005. The significant growth was mainly driven by the agent's fees that RBC received while placing advertising for some of its clients on others' media resources. RBC is also receiving sponsorship revenue from organizing international conferences and such national business awards as 'The Best Brand', 'Company of the Year' and 'Person of the Year'.

Information services accounted for $4.1m of the revenue, up 5% from $3.9m in 2004, which can largely be accounted for by the sales of market research reports and the QuoteTotal information terminal and its versions. The company also offers access to news lines and analysis, data feeds with quotes from stock and commodity exchanges and over-the-counter markets, databases, economic ratings, rankings and a wide range of surveys.



IT Services. RBC's total revenue from IT services advanced by 17% going up from $25.0m in 2004 to $29.3m in 2005 based on the Company's proven track record, in-depth industry knowledge and skilled personnel, as well as bolstered by the growing need within the Russian corporate and government sector for advanced IT products and information systems.

General programming generated $17.0m in annual revenue, a 21% increase from $14.0m in 2004. The *system integration* branch reported a 73% growth from $4.7m in 2004 to $8.2m in the period under review. This performance was partly offset by lower sales in *offshore programming*, which contributed $4.1m in 2005 compared to $6.3m in the previous year, as RBC decided put a greater focus on offering IT services to domestic clients as opposed to providing outsourcing services to foreign customers. The reasons for this are high marketing costs, expensive and time-consuming procedures for getting on the vendor list of potential clients without a guaranteed order volume, amid strong competition.

Development Strategy

RBC's goal for the coming years is to become a diversified media company represented in all segments of the Russian media market. Nevertheless, the Company regards the segments in which it is already represented, that is, television, the Internet and the print media segment, as top priority. It plans to further expand its market share in these segments through launching new startup projects and making value-accretive acquisitions.

On the Internet front, RBC will seek to maintain its position of a leading business information provider in Russia and attain a similar standing in other CIS countries. At present, RBC's successful business-oriented online resources allow the Company to charge premium advertising rates for access to quality audiences consisting of well-educated people with higher than average incomes. Despite the overall growth of people's incomes in Russia fuelled by a positive macroeconomic situation, the concentration of wealth in the country will still be rather strong for at least several years to come. Hence, the mass media targeting affluent demographic will be favorably positioned to keep their advertising rates at a high level in the mid-term perspective.

In addition, RBC has started expanding into the segment of non-business related Internet resources. Statistics testify that with cheapening Internet access services and new technologies getting more widespread, the biggest growth in Internet users is currently among ordinary urban dwellers. Consequently, within the upcoming 3 to 5 years, users of non-business websites will become an appreciable audience for advertisers, including producers of fast moving consumer goods. In this context, the Company plans to keep purchasing attractive general Internet resources, and implement its own projects in the sphere.

On the television side, RBC intends to build up its market share primarily through enhancing RBC TV's technical coverage and viewership in Russia and in certain spots abroad, which will then enable the Company to increase advertising time sell-out ratio and raise advertising rates. Presently, the TV segment can be characterized by an acute lack of advertising spots due to the average price per contact with audience on TV being understated against other media, as well as due to the growing demand on the markets of the advertised goods and services, and emergence of new goods and services and new types of advertisers. The newly passed law "On Advertising", which reduces an advertising quota on television, will also have huge impact on the market. Experts forecast that the law will result in TV advertising prices being 40-50% higher in 2008 than in 2007. The changes are expected to force companies subject to the new law to reallocate part of their corporate advertising budgets from national TV chan-

RBC'S MEDIA BUSINESS STRATEGY


REVENUE
REVENUE
RBC.RU RBCDAILY.RU
QUOTE.RU
RBCDAILY.RU
CNEWS.RU
AUTONEWS.RU
REALTY.RBC.RU
TOURIST.RU
RBC MAGAZINE
SECTION IN RBC MAGAZINE
SECTION IN RBC MAGAZINE
CNEWS MAGAZINE
SECTION IN RBC MAGAZINE
SECTION IN RBC MAGAZINE
NOVOSTI KOMPANIY
RYNKI
ZARUBEZHNY BIZNES
C-NEWS
AVTONOVOSTI AVTOEXPERT
NEDVIZHIMOST
GROWTH
RESOURSES
Information & analysis, researches, journalists, editors
core business
growing niche business

nels to niche television, Internet and print media.

The Company finds the print media segment an attractive sphere for its further development, and is considering both the opportunity of launching new projects and acquiring specialized magazines targeted at a high-income audience. Despite the global downward trend in press circulations, the business print and glossy magazine audiences are to shrink least of all. Forecasts by the Association of Communications Agencies of Russia (ACAR) also testify to the attractiveness of this segment. For instance, budgets allocated for advertising in newspapers, magazines and other print media, will have exceeded Internet advertising threefold by 2010 even though the latter is growing faster than advertising in print.

RBC regards the press as another distribution channel for its content. In future, materials from RBC's printed products are to be used in their Internet versions, which will allow to increase the Company's profitability.

The Company's growth strategy for its IT business implies the development of a full range of IT services for Russian companies and government agencies. The Company focuses on development and implementation of enterprise management systems, analytical products and Internet solutions. The management does not expect significant growth in the area of offshore programming, which will nevertheless remain one of RBC's activities so as to let the Company keep up with the latest trends on other markets and be able to intensify this division if needed.

RBC plans to develop industry-specific products and automated process control systems in the near future, and to promote its services related to the support of clients' IT infrastructure, including the full outsourcing of customers' IT function to RBC. This is due to the continued penetration of IT services in organizations, customers' concentrating efforts on the core business and surrendering the maintenance of non-core business processes to specialized companies. RBC's IT business is to be expanded through both organic growth and acquisitions.

In late 2005, RBC reached a principal agreement on purchasing a controlling stake in a system integrator that also owns IT manufacturing facilities. This acquisition will enable RBC not only to offer a wider range of IT services to its clients, but also to build IT systems on its own equipment, which consequently will increase the share of maintenance activities in RBC's further relations with customers. In addition, RBC has reached an agreement to acquire a stake in an IT consultant to foster the development of its corresponding IT branch.

RBC is set to further pursue the strategy adopted in 2000 aimed at rendering services of the highest possible quality. This is currently a strong competitive advantage on the Russian market, and will remain so for the coming 3 to 5 years, amid the rapid growth of IT spending in the country and a low quality of services provided by average IT players in chase of quick profits.

As its major tasks in the IT field for 2006, RBC views successful integration of its newly acquired assets, increase in the total sales volume and profitability of the consolidated IT business through raising the share of technical maintenance services and the number of off-the-shelf solutions.


РИА РБК
РБК

RBC's personnel is the Company's recipe for success. The Company is operating in economic sectors where the team's professionalism is a key factor, and hence RBC's human resources policy is aimed at building an upscale, reliable and cohesive team capable of bringing the Company to a leading position amid intense competition on the media and IT markets.

In 2005, RBC focused its efforts as far as the HR and social policy is concerned on enhancing professional skills and qualification of the employees; offering incentives to them; pursuing a more socially-oriented policy and corporate culture; building a personnel reserve to be promoted to managerial positions; improving adaptation programs for new employees and further developing social programs.

In 2005, RBC's average staff number rose by 16% to 1621 people, with the media subdivision accounting for the highest growth of 60% due to the acquisition of various Internet resources and development of new print media projects and Internet products to be launched in 2006. RBC TV's number of staff remained virtually the same due to the TV channel's established structure. The number of IT personnel grew by 9% on account of the growing number of contracts and increased scope of work.

AVERAGE STAFF NUMBER IN 2005

Department	Number of staff
	520
	650
	242
	209
	1621

Sources: Company data

Salaries, Personnel Development and Corporate Culture

To motivate its personnel, RBC offers its employees competitive market-level salaries stemming from employees' efficiency and productivity. In 2005, the monthly average salary at

Personnel and Social Policy



RBC grew by an average of 11% from the year 2004 taking taxes and bonuses into account. This rise was primarily backed by the general upward trend on the labor market, and hiring of better-paid specialists.

Along with remuneration for employees' labor, including salaries, social benefits and compensation; moral incentives and promotions are also a vital part of RBC's HR policy.

RBC's human resources policy is not only aimed at taking on qualified specialists, but also at maintaining proficiency at a high level, providing conditions for each of them to achieve their full labor and creative potential, instilling corporate solidarity and commitment to the Company's interests in them. The main tools to attain the objectives are employee training, including various seminars and workshops, and preparing a managerial reserve.

Training programs are aimed at both increasing the expertise of employees, and helping them to gain necessary skills in client relations, project management, and general management. To raise the competence of its specialists and top managers, the Company engages leading educational institutions.

In 2005, RBC's top management held a regular annual meeting to report to employees on the year's achievements and plans for 2006. At the meeting, the Company's specialists who performed best in 2005 were awarded.



The Company arranges corporate holidays and cultural and sporting events that are also of great importance in encouraging employees' corporate solidarity and assisting their moral and physical development. Every year, RBC stages corporate events celebrating the Company's anniversary and the New Year. RBC's management takes part in special off-premise team-building trainings.

RBC's employees may participate in volleyball, basketball, table tennis and other sports competitions regularly arranged by RBC. The Company also holds various contests for its employees and their children, announced through the My.RBC corporate intranet resource.

Adaptation Programs for Newcomers

In 2005, RBC developed new adaptation schemes for newly hired employees aimed at reducing the personnel fluctuations during probation periods and improving the efficiency of newcomers. Once they are taken on, employees get acquainted with the Company at special presentation meetings, when heads of subdivisions engaging the new specialists introduce them to the Company's mission, structure and activities, main operating principles, technologies and workflow management, duties specific to their new positions and their role in the Company's development. Also, newcomers gain access to the corporate intranet portal, My.RBC, which gives an insight into RBC's operation and contains internal documents and regulations. In 2005, tutoring practices were further refined. Tutors work out lists of tasks for the probation period for newly engaged specialists. At the end of probation periods, the HR department assesses the work done based on reports submitted by tutors and the newcomers.

Social Policy

RBC lays a special emphasis on social responsibility, as the Company can only count on business stability and success if it is socially responsible.

RBC offers a number of privileges and compensations to its employees, for instance discounts on insurance policies, health services, fitness



club cards, credits (including mortgage loans), and other services. The list of special offers for the Company's employees is regularly updated on the My.RBC resource, granting them discounts in various areas.

RBC has joined the Russian Association of Electronic Communications (RAEC Non-for-Profit Partnership) aiming to facilitate the establishment and development of a single information society and publicize information and communication technologies, including the electronic mass media in Russia. RBC is also one of the leading media companies in Russia of those that have united to check the rapid spread of AIDS and HIV in Russia.

During 2005, RosBusinessConsulting Russian Information Agency provided media support to a variety of organizations and social and economic, cultural and sporting events, to include the Bolshoi State Academic Theatre, State Tretyakov Gallery, Russian Public Relations Association, Kremlin Cup, Russian Fashion Week in Moscow, World Karate Championship, Moscow International Advertising Festival, Sergei Andriyaka's School of Watercolor, MAKS International Aviation and Space Show, etc. The Company's IT division stages special free training workshops for its clients.

The RBC TV channel is regularly airing social advertisements. In 2005, RBC was honored by a letter of thanks from the World Wildlife Fund for placing WWF social advertising. Under its partnership agreements with CNN and CNBC, RBC TV produces weekly broadcasts about Russia and its economy, business and people for these channels, with a view to consolidate the positive image of Russia in Western countries.





RBC's authorized capital is comprised of common registered non-documentary shares granting equal rights to their holders.

Pursuant to the Federal Law 'On Joint-Stock Companies' and RBC's Articles of Association, shareholders or owners of RBC's common stock are eligible to participate in general shareholders' meetings with the right to vote on all issues within the meetings' competence, receive dividends, and get a part of the Company's assets (a liquidation quota) in case it is liquidated. The Company's internal documents impose no restrictions on voting and participation in the authorized capital by minority or foreign shareholders.

In December 2005, RBC made an additional issue of common shares numbering 4,260,000 securities with a par value of RUR0.001 each. Report on the Additional Securities Issue was registered with the Federal Financial Markets Service of Russia in March 2006. As a result of this placement RBC's share capital increased to 119,260,000 common non-documentary shares with a par value of RUR0.001 ruble each, as of December 31, 2005.

RBC'S SHARE CAPITAL STRUCTURE
(as of December 31, 2005)


41.22%
10.01%
1.85%
46.92%

For Shareholders and Investors

In March 2005, RBC in collaboration with the Bank of New York (the Depository) issued Level-1 ADRs (in a proportion of one ADR to four common shares) in order to give further impetus to liquidity growth and to expand the list of investors. The ADRs trade on the over-the-counter (OTC) market under the ticker symbol RINFY (CUSIP No.: 75523Q102). Foreign investors have been showing considerable interest in the instrument, and the number of ADRs outstanding has been growing rapidly since the program launch and reached 2,984,482 receipts (10.01% of RBC's authorized capital) as of December 31, 2005.

As of December 31, 2005, RBC's register shows the following nominee shareholders owning over 5% in the Company: ZAO Depositary Clearing Company (17.6%), J.P.Morgan Bank Inter-


PROFITS

Legal entities
☐ RBC management*
☐ ADRs
■ Individuals

* the management's stake is given in accordance with records of the register of OAO RBC Information Systems. In fact, the management holds a controlling stake in the Company, considering that they have lent part of their shares for a fixed period of time under share lending agreements. Taking into account all the shares lent, the management holds 60.83% of RBC's share capital.

national (12.6%), ZAO ING Bank (Eurasia) (16.0%), Non-commercial Partnership National Depositary Center (7.3%) and ZAO Citibank (7.1%).

RBC's shares have been listed on A2 Quotation Lists and trade under the RBCI symbol on Russia's two largest stock exchanges, the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS Stock Exchange). Owing to high liquidity and stable trade volumes, in late 2003 RBC's shares were included in the RTS Index (RTSI), and in March 2006 - in the MICEX Index.

Investors' interest in the Company's shares was rising throughout the year 2005, due to a considerable expansion of the Company's business and improved corporate governance. In 2005, RBC was ranked 14th among the most liquid issuers in Russia in terms of trading volume on Russian stock exchanges by the daily Kommersant-Dengi. In June 2005, RBC joined the top one hundred major Eastern European companies, based on its market capitalization, in The Financial Times rating. In 2005, RBC's shares surged by 147%, while the RTS and MICEX indices increased 85%.


100 EURO

RBC'S MAJOR SHAREHOLDERS (over 5%) (as of December 31, 2005)


14.42%
Dmitry Belik*
13.12%
Alexander Morgulchik*
12.91%
German Kaplun*
10.01%
THE BANK OF NEW YORK**
0%
5%
10%
15%
20%
30%

* - the management's stake is given in accordance with records of the register of OAO RBC Information Systems. In fact, the management holds a controlling stake in the Company, considering that they have lent part of their shares for a fixed period of time under share lending agreements. Taking into account all the shares lent, the management holds 60.83% of RBC's share capital.

**- nominee shareholder

DYNAMICS OF RBC'S SHARE PRICE AGAINST THE RTS AND MICEX INDICES IN 2005, %


220%
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
jan feb mar apr may jun jul aug sep oct nov dec
RBC
MICEX
RTS

- RBC's share price was calculated as the average of the bid and offer prices on the RTS Stock Exchange.
- the value of Indices was calculated based on closing prices.

RBC's Dividend Policy

RBC is operating in the fast growing sectors and is aiming at the leadership in these businesses, which requires considerable capital investments. To meet the objective, RBC's Board of Directors has recommended the annual general shareholders' meeting reinvest the retained earnings for the year 2005 to achieve further growth. This decision follows RBC's dividend policy adopted in 2003, which implies that most of the Company's net profit should be allocated for its development within coming years. RBC plans to pursue this policy as long as it is developing fast and its financial indicators are likewise rising.





RBC's commitment to high-standard corporate governance principles ensures the transparency and efficiency of its business and, consequently, the investment attractiveness of the Company.

In its activity, the Company is guided by globally accepted information disclosure principles, complies with all provisions of the Russian legislation in the field of corporate governance and follows the main requirements of the Corporate Governance Code adopted by the Federal Securities Market Commission.

RBC has adopted its own Corporate Governance Code, which is set to:

- ensure efficient protection of rights and interests of all shareholders,
- observe the transparency principle in the decision-making process,
- establish professional and ethical liability of the members of the Board of Directors along with other executives and shareholders,
- improve information transparency of the Company.

The Corporate Governance Code of RBC consists of a number of fundamental documents that outline the Company's policies, including the Provisions on the General Meeting of Shareholders, the Regulations of the Board of Directors, the Provisions on the Audit and Compliance Committee, the Provisions on Information Policy, the Provisions on Dividends, and the Provisions on Material Corporate Transactions.

Based on the 2005 business results, RBC was assigned a Class A corporate governance rating by the Expert RA Russian rating agency.

In 2005, RBC joined Russia's top 10 companies in the Standard & Poor's Transparency and Disclosure Survey conducted among 67 Russian companies, and was ranked number 8.

Corporate Governance

Shareholders' Rights

According to the Company's internal documents, minority and foreign shareholders of RBC are entitled to have a stake in the Company's authorized capital and vote, while members of the Board of Directors are elected by the General Shareholders' Meeting through a cumulative vote. Shareholders possessing at least 2% of the Company's shares are entitled to introduce issues to the agenda of the General Shareholders' Meeting, nominate candidates to the Board of Directors and the Audit and Compliance Committee, as well as propose the Company's auditor.

The Provisions on Material Corporate Transactions allow RBC's shareholders to influence material transactions of the Company by establishing a transparent procedure for disclosing the information on the consequences that such transactions can have on the Company.

On June 22, 2005, the General Shareholders' Meeting resolved to approve an independent company with an unblemished reputation on the global audit market as RBC's external auditor (Minutes No. 16 dated July 6, 2005). Also, this company does not provide any additional non-audit services to RBC, which guarantees the total objectivity of the auditor's report.

The share registration services for the Company are provided by ZAO Irkol, an independent specialized registrar.



Information Disclosure

Approved by the Board of Directors, the Provisions on Information Policy regulates the Company's obligations in terms of the volume of information disclosure, as well as the promptness of the provision of information and its accessibility to all interested persons.

The main principles of RBC's information policy are as follows:



- regularity and promptness in the provision of information,
- accessibility of information to the majority of shareholders and other interested parties,
- accuracy and completeness of information to be disclosed,
- neutrality of information,
- maintenance of a reasonable balance between the Company's openness and protection of the Company's interests,
- compliance with the requirements of confidentiality with regard to information that constitutes a business or commercial secret and control of the use of insider information.

All interested parties may receive on a regular basis information about material facts relating to RBC's securities and the shareholders holding at least 5 percent in the Company; deals made by RBC and changes in its business; RBC's affiliates; and have access to annual accounting statements with the auditor's reports, annual reports of the Company, presentations and other internal documents, including the Articles of Association of RBC, provisions on the executive governing and control bodies, as well as provisions on the corporate governance.

All information and documents accessible to public are displayed on RBC's corporate website www.rbcinfosystems.com, published in the mass media in accordance with the terms stipulated in the current law, provided as copies upon request of interested parties, and available for review in RBC's office.

All material information about RBC's operations, including internal regulations of the Company, is displayed on the corporate website. Prior general shareholders' meetings being held, all necessary information is posted in a website section devoted to shareholders and in the Corporate Events section. RBC's material fact notices, quarterly reports and RBC's related party lists are all structured to make it easy for shareholders to keep track of particular events and business dynamics over a substantial period of time.

On a regular basis, RBC issues press releases for investors, arranges meetings and conference calls with analysts and shareholders, and participates in investment conferences, forums and road-shows.

Since the launch of the Level 1 American Depositary Receipt program in 2005, RBC provides all its public information to the US Securities and Exchange Commission.

Executive Governing and Control Bodies

RBC's corporate governance structure has been streamlined so as to efficiently distribute powers among the Company's governing bodies and sustain an adequate internal audit system.

The supreme governing body of the Company is the General Meeting of Shareholders.

RBC's Audit and Compliance Committee monitors the financial and economic activities of the Company, its bodies and officials, subdivisions and services, branch offices, representations, subsidiaries and other separate business units. Members of the Audit and Compliance Committee are determined by RBC's General Meeting of Shareholders.

RBC's Board of Directors is responsible for general strategic supervision of the Company's activities aimed at obtaining the highest possible profits and augmenting the Company's assets, protecting the rights and legitimate interests of its shareholders, continuous monitoring of the executive bodies, and providing for completeness, reliability and impartiality of RBC's public information. In 2005, the number of seats in the Board of Directors was reduced from 12 to 9 with a view to enhance the body's efficiency. On June 22, 2005, the General Meeting of Shareholders resolved to withdraw the powers of the following Board of Directors' members: Yuri Mostovoy, Givi Topchishvili, Ekaterina Lebedeva, Leonid Khazan and Oleg Dyatlov. In their place, Yury Rovensky and Artyom Inutin joined the Board of Directors.

Special committees comprising independent and non-executive directors have been established within the Board or Directors to refine its work. RBC's Board of Directors held 9 meetings throughout 2005.

A vertically integrated control and internal audit system enables the Company to monitor the efficiency of the current operations of its sub-

RBC'S CORPORATE GOVERNANCE STRUCTURE


AUDIT AND COMPLIANCE COMMITTEE
AUDIT AND COMPLIANCE COMMITTEE
INTERNAL AUDIT DEPARTMENT
COMPENSATIONS COMMITTEE

sidiaries, and to forecast risks related to RBC's activities at an early stage. Risks may result from both external and internal factors such as competition, economic environment, changes in the legislation, shortcomings of the Company's business model as well as drawbacks of the internal audit system.

Key risk factors that RBC may encounter include:

- macroeconomic risks (for instance, the risk of changes in the state's economic policy, regulatory environment governing the Company's activities, inflation and devaluation risks, the risk of slower development of the IT industry and Russian Internet, and the activity of large competitors etc.);
- technical risks (such as data corruption or destruction, or unauthorized access to data resulting from incorrect operation of hardware or software, or wrongful acts by staff and/or third parties);
- legal risks (for exapmle, violation of law, interference of third parties for the purpose of declaring a share issue invalid).

Outlining a general strategy to reduce possible risks is within the competence of RBC's Board of Directors. The Company's top management is in turn responsible for assessing risks the Company is facing, and working out risk management procedure in line with the policy of the Board of Directors. The function of the Audit and Compliance Committee is to analyze the risk structure and implement risk management strategies affecting financial accounting, as the Committee is responsible for supervising the reliability of RBC's accounting by monitoring the internal control system, the process of preparing RBC's financial reports and compliance with relevant regulations. Programs developed by the Audit and Compliance Committee are actually implemented by the internal audit department subordinated to the Committee and controlled by the Company's General Director.

RBC's General Director, who is the Company's sole executive body, supervises RBC's day-to-day operations, and acts as the head of its collegial executive body, the Executive Board. The scope of authorities of RBC's executive body embraces all the issues pertaining to the management of the Company's operations, excluding issues within the competence of RBC's General Meeting of Shareholders and Board of Directors.

RBC's internal documents lay down the responsibility of the executive body to regularly submit material information on the Company's day-to-day activities to the Board of Directors. This measure secures the promptness of decision-making by the Board of Directors should any operational or financial risks emerge. Assessments of the internal audit system held by the Board of Directors ensures constant streamlining of internal control procedures and improvement of their efficiency.







German Kaplun

CHAIRMAN OF THE BOARD OF DIRECTORS
MEMBER OF THE COMPENSATIONS COMMITTEE

Mr. Kaplun has a wide experience in banking, programming, and consulting. He previously held the position of Director of Banking Technology in a Moscow software development company. Before fully committing to RBC in 1998, Mr. Kaplun held participatory interest in a small bank. He currently holds a stake in a real estate company. Education: Ph.D. in Economics from the Plekhanov Russian Academy of Economics.

Interest held in the share capital of the Company: 12.91 %.



Alexander Morgulchik

VICE CHAIRMAN OF THE BOARD OF DIRECTORS
MEMBER OF THE AUDIT AND COMPLIANCE COMMITTEE

Mr. Morgulchik has had previous work experience in accounting and finance, and has participated in a number of commercial ventures. These include software/hardware trading company and a real estate company, in which he is currently a partner. Education: Ph.D. in Economics from the Plekhanov Russian Academy of Economics.

Interest held in the share capital of the Company: 13.12%.



Dmitry Belik

BOARD MEMBER
CHIEF FINANCIAL OFFICER

Mr. Belik co-founded RosBusiness Consulting in 1993 with Mr. Kaplun and Mr. Morgulchik, and he has been Chief Financial Officer with the Company since 2000. Before concentrating solely on RBC in 1998, he was a partner in a number of ventures, and still holds a stake in a real estate company. In 2004, he was named among the top thirty most professional financial officers in Russia by the Russian Managers Association. Education: Ph.D. in Economics from the Plekhanov Russian Academy of Economics.

Interest held in the share capital of the Company: 14.42%.



Artyom Inutin

BOARD MEMBER,
MEMBER OF THE COMPENSATIONS COMMITTEE, MEDIA BUSINESS DIRECTOR

Mr. Inutin has been in charge of the Company's media business since 1996. He held the position of the Deputy General Director of RIA RosBusinessConsulting from 1994 to 1996. Prior to joining the Company, Mr. Inutin was a development team leader at a Russian scientific institute where he was responsible for managing database software development. He has also worked in a trading company as its Advertising Director. Education: Moscow Technical University, Russian Finance Academy, and Ph.D. in Economics.

Interest held in the share capital of the Company: 0%.

Hans-Joerg Rudloff



INDEPENDENT BOARD MEMBER
MEMBER OF THE COMPENSATIONS COMMITTEE

Mr. Rudloff began his career at Kidder Peabody working for the firm's offices in the U.S. and Europe, and became Chairman of Kidder Peabody International in 1978. In 1980, he moved to Credit Suisse First Boston, where he became the driving force in the development of the firm's international business. He was later elected CSFB Vice Chairman, and subsequently was appointed to the general management of Credit Suisse in Zurich. In 1989, he became Chairman and CEO of CSFB. Since 1998 Mr. Rudloff has been Chairman of the Executive Committee at Barclays Capital. He also serves on the Board of Novartis AG.

Interest held in the share capital of the Company: 0%.

Michael Hammond



INDEPENDENT BOARD MEMBER
MEMBER OF THE AUDIT AND COMPLIANCE COMMITTEE

Mr. Hammond is a Partner of City Capital Corporation Limited and recently held the position of Managing Director at ABN-AMRO Rothschild. Prior to this, he held executive director positions at Flemings, UBS Warburg and Swiss Bank Corporation. Mr. Hammond began his career at Credit Suisse First Boston in 1982 and has held various senior syndicate/capital market management positions in New York, Tokyo and London.

Interest held in the share capital of the Company: 0%.

Neil Osborn



INDEPENDENT BOARD MEMBER
MEMBER OF THE AUDIT AND COMPLIANCE COMMITTEE

Mr. Osborn started his media career in 1972 as a reporter at the Daily Progress, Charlottesville, Virginia. In 1975 he became a shipping journalist for Lloyds List at the Liverpool Daily Post. In 1978 he joined Institutional Investor as senior editor. He joined Euromoney in 1983 as US Editor and became Editor of Euromoney at the end of 1985. He was appointed an Executive Director in February 1988. Since 1990 he has been the publisher and managing director of Euromoney. Mr. Osborn is also a Member of the Board for Euromoney Institutional Investor PLC.

Interest held in the share capital of the Company: 0%.

Sergey Lukin



BOARD MEMBER

Since 1991, Mr. Lukin has held management positions at Russian system integration firms in the oil and gas, and in the banking sectors. He began his career at Aeroflot in 1987. Education: a university degree in Economics.

Interest held in the share capital of the Company: 0.77%.

Yury Rovensky

BOARD MEMBER, GENERAL DIRECTOR

The biography is outlined below.

Interest held in the share capital of the Company: 0%.

General Director



Yury Rovensky

Prior to joining the Company in 2000, Mr. Rovensky worked for the State Investment Corporation of Russia as a Counselor to the Chairman. Other relevant work experience includes positions at the Russian Union of Industrialists and Entrepreneurs and the World Bank's mission in Moscow. He also has an academic background, having worked for the Plekhanov Russian Academy of Economics for 7 years and part of this time held the position of Vice Chancellor of the Academy. In 2004, Mr. Rovensky was named among the most professional mangers in the rating of the Russian Managers Association. Education: Doctorate degree in Economics from the Moscow State University, with additional coursework in Marketing and Financial Analysis at the Harvard Business School and Groningen University (the Netherlands).

Remuneration paid to the General Director for the previous fiscal year amounted to RUR 194,355.86.

The Executive Board

Chairman of the Executive Board:

Yury Rovensky

GENERAL DIRECTOR

Members of the Executive Board:

Artyom Inutin

MEDIA BUSINESS DIRECTOR

Alexey Kuzovkin

[illegible] BUSINESS DIRECTOR

Ekaterina Lebedeva

DIRECTOR OF RBC REKLAMA ADVERTISING AGENCY

Remuneration to Members of the Board of Directors

RBC's policy of remuneration and personal compensation to members of the Board of Directors and top managers falls within the competence of the Compensations Committee.

In 2002, the Committee approved an option scheme for Board of Directors' members and top managers of RBC for a period from 2003 to 2005 in an effort to enhance their motivation.

On June 22, 2005, RBC's General Meeting of Shareholders approved an additional issue of common non-documentary shares numbering 4,260,000 with a par value of RUR0.001 each (Minutes No. 16 dated July 6, 2005). Pursuant to the decision of the General Meeting of Shareholders, RBC placed 4,260,000 common non-documentary shares at the market price of 154.82 rubles per share by private offering in December 2005. As the Report on the Securities Issue was registered in 2006, the option program shares are planned to be dis[illegible] in 2006 as well.



REFERENCE DATA

Electronic versions of the annual reports of OAO RBC Information Systems for the years 2001–2005 as well as any other up-to-date information about the Company can always be obtained on our corporate web site www.rbcinfosystems.com

POSTAL ADDRESS

OAO RBC Information Systems
78 Profsoyuznaya Street, Moscow 117393,
Russia

CENTRAL DESK

Tel.: +7 (495) 363 1111

INVESTOR INFORMATION

To receive additional information, please contact Ms. Natalia Makeeva, Chief Investor Relations Officer, OAO RBC Information Systems

E-mail: ir@rbc.ru
Tel.: +7 (495) 363 1111
Fax: +7 (495) 363 1125
Web: www.rbcinfosystems.com

COMMON STOCK

RBC common stock is listed on the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS). RBC's abbreviated ticker symbol for both stock exchanges is RBCI.

ADR PROGRAM

The common stock of OAO RBC Information Systems is traded on the over-the-counter market in the form of Level 1 ADRs with the ticker symbol RINFY. One ADR represents four ordinary shares. CUSIP number: 75523Q102. Depositary: The Bank of New York..

REGISTRAR

ZAO Irkol
3/4 Boyarsky Pereulok, bld. 1,
Moscow 107078, Russia
Tel.: +7 (495) 208 1515
Fax: +7 (495) 208 3434

INDEPENDENT AUDITOR

KPMG Limited
11 Gogolevsky Boulevard,
Moscow 119019, Russia
Tel.: +7 (495) 937 4477
Fax: +7 (495) 937 4499

TERMS AND DEFINITIONS USED IN THE TEXT

The names and words OAO RBC Information Systems, RBC Group, the Company, RBC, "we" and "our" used in the present annual report bear the same meaning and refer to the RBC group of companies in general and/or OAO RBC Information Systems and/or separate subsidiaries depending on the context.

78, Profsoyuznaya str., Moscow
117393 Russian Federation
tel.: +7 (495) 363 1111
fax: +7 (495) 363 1125
web: www.rbcinfosystems.ru

RBC RosBusinessConsulting

RBC Daily newspaper goes print

Moscow, September 25, 2006 – OAO RBC Information Systems **(RTS, MICEX: RBCI)** has published the debut issue of a full-color business newspaper *RBC Daily* today, which was previously accessible to Internet users only.

The newspaper RBC Daily accumulates RBC's broad experience in providing financial and economic news, which is essential for any successful business. Using RBC's resources, the newspaper will give its readers reliable information, balanced analysis and forecasts on key market trends.

"We are set to increase the audience of RBC Daily by allowing readers to choose the most convenient delivery channel, would it be through the Internet or in hard copy," RBC General Director, Yury Rovensky said. "We come out with a publication, whose selection of materials and style best meet the requirements of business people. RBC Daily writes in a straightforward and unbiased manner, providing only practical information."

The newspaper will be RBC's second product in the business print media segment and will compete with the country's major business newspaper titles. It will consist of 16 pages with a startup circulation of 80,000 copies. The main sections of the newspaper will include "Fuel and Energy," "Manufacturing Industries," "Consumer Market," "Banks and Finances," and "Telecom and Media." Pyotr Vlasov, who also runs the RBC magazine, will be its editor-in-chief. A renewed Internet version will appear at www.rbcdaily.ru simultaneously with the first hard copy issue.

The newspaper will be published in cooperation with Handelsblatt, which is among the largest and most reputable business newspapers in Europe. Handelsblatt is part of the Verlagsgruppe Handelsblatt (VHB) publishing group headquartered in Dusseldorf (Germany). "We are very happy to be partners with the German's leading financial and economic newspaper and will be sharing with each other our experience, newest technologies and, of course, information materials. RBC's editorial staff will have access to Handelsblatt's correspondent pool worldwide, while our partners will be able to use information available on RBC's media resources," said Artyom Inyutin, General Director of RBC Media.

"Having analyzed the Russian media market for years, we have found RBC as the most dynamic partner for our plans to develop business media in Russia. Our combined know-how will soon show its positive impact on the Russian market. We are both building a media bridge between Russia and Germany, based on true partnership, integrating Russia into the European business community," said Dr. Michael Stollarz, head of the Investment and Strategic Development Department at VHB.

"The combined efforts will soon create Russia's most modern business media company, bringing a highly appreciated brand to all channels: internet, TV, daily newspaper and magazines. It is a win-win-situation for all participants, but most of all for our audience and clients," Joachim O. Weidemann, Director Central and Eastern Europe at VHB added.

"As former Handelsblatt correspondent in Moscow I am deeply convinced that the cooperation between both newspapers will produce additional very useful content for readers both in Russia and Germany," Bernd Ziesemer, the editor-in-chief of Handelsblatt said.

Launching a print newspaper, RBC is further on track to actively expand its content delivery channels by introducing new niche products targeted at high-income audience groups, which makes it possible to charge premium advertising rates. Following a thorough market analysis and consultations with major advertisers, RBC resolved to enter the newspaper segment, seeing strong synergies with its existing media products and huge cross-selling opportunities.

About RBC

OAO RBC Information Systems (RTC, MICEX: RBCI) is a leading Russian mass media and information technology group. As a media company, RBC comprises an information agency, Russia's first business television station, electronic newspapers, business and other specialized Internet resources, the RBC and CNews magazines). Being a leading provider of business information to the Russia-speaking audiences, RBC broadcasts the largest volume of financial and economic data and news materials on Russia and the CIS, as well as highlights international events.

RBC's publishing business began with the launch of the RBC monthly business magazine in March 2006. In the summer of 2006, the company announced the acquisition of a controlling interest in the EDI S Press publishing group, consisting of two publishing houses, Salon Press and Luxury Media, well-known for such popular magazine brands as Salon Interior, Idei Vashego Doma and Four Seasons.

About Verlagsgruppe Handelsblatt

Handelsblatt Publishing Group, or Verlagsgruppe Handelsblatt GmbH (VHB), is Germany's leading business and financial media group. The group belongs to the Holtzbrinck Publishing Group (Verlagsgruppe Georg von Holtzbrinck) that operates in more than 80 countries in both print and electronic media, providing information, disseminating knowledge, and serving the needs of educational, professional, and general readership markets. Holtzbrinck's activities are divided into four business areas: newspapers and business information, electronic media and services, trade publishing as well as education and science.

Verlagsgruppe Handelsblatt represents fair, independent and serious journalism. The group focuses on decision-makers in business, finance and politics, as well as on young potentials. The group's leading media brands are the business daily "Handelsblatt" (online: www.handelsblatt.com), the weekly newsmagazine "WirtschaftsWoche" (online: www.wiwo.de), and the monthly career magazine "karriere". Besides, the group (www.vhb.de) publishes more than 50 special-interest and B2B magazines, a comprehensive portfolio of specialist literature, and offers a wide range of multimedia services. The group also includes service providers like GWP media-marketing, a leading ad marketer for decision-maker media, operating in Germany, Europe and China.

In central and eastern Europe, Verlagsgruppe Handelsblatt has become a leading business publisher in the Czech Republic, in Slovakia, Bulgaria and Ukraine and runs a leading business and financial portal in Poland. The group investigates further investments in the region.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com